Filed Pursuant to Rule 424(b)(3)

File No. 333-108333

PROSPECTUS

Dated December 10, 2004

$1,000,000,000

Lockheed Martin Corporation

Floating Rate Convertible Senior Debentures due 2033

We issued the debentures in a private placement on August 13, 2003. The initial purchasers resold the debentures to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus will be used by the selling securityholders from time to time to resell their debentures and any common stock issuable upon conversion of their debentures. We will not receive any proceeds from the resale of the debentures or any of those shares.

The debentures bear regular interest at an annual rate equal to 3-month LIBOR, reset quarterly, minus 0.25%, which initially was 0.88688%; provided that such rate will never be less than 0% per annum. Regular interest will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, each an interest payment date, beginning November 15, 2003, until August 15, 2008. After August 15, 2008, we will not pay regular interest on the debentures prior to maturity. Instead, on August 15, 2033, the stated maturity date of the debentures, a holder will receive the accreted principal amount of a debenture, which will be equal to the original principal amount of $1,000 per debenture increased daily by a variable yield beginning on August 15, 2008. The yield will be reset quarterly to a rate equal to 3-month LIBOR minus 0.25% per annum; provided that such rate will never be less than 0% per annum.

We will pay contingent interest for each three-month interest period from and including each interest payment date to but excluding the next interest payment date, beginning with the three-month interest period commencing on August 15, 2008, if the average trading price of a debenture is above a specified level during the five trading day period ending on the second trading day immediately prior to such three-month interest period, as described in this prospectus. We will pay contingent interest on the interest payment date immediately following the applicable three-month interest period.

The debentures are convertible by holders into shares of our common stock at an initial conversion rate of 13.3326 shares of our common stock per $1,000 original principal amount of debentures (subject to adjustment in certain events), which is equal to an initial conversion price of $75.00 per share, under the following circumstances: (1) during any calendar quarter commencing prior to August 15, 2028 (and only during such calendar quarter), if the price of our common stock issuable upon conversion reaches a specified threshold during the previous calendar quarter, as described in this prospectus, (2) at any time after August 15, 2028 and prior to maturity, if the price of our common stock issuable upon conversion reaches a specified threshold on any day following August 15, 2028, as described in this prospectus, (3) subject to certain limitations, during the 5 business day period after any 5 consecutive trading day period in which the trading price per debenture for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate of the debentures on each such day, (4) if we call the debentures for redemption, (5) upon the occurrence of specified corporate transactions described in this prospectus or (6) during any period in which the credit ratings assigned to the debentures are below the levels described in this prospectus. Upon conversion, we have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. Effective from and after December 6, 2004, we have exercised our option to irrevocably elect to pay cash for the accreted principal amount of the debentures in lieu of common stock to any holders who convert their debentures. We retain the right to elect to deliver cash or common stock, or a combination of cash and common stock, for conversion obligations in excess of the accreted principal amount of the debentures.

The debentures mature on August 15, 2033. We may redeem some or all of the debentures at any time on or after August 15, 2008 for a price in cash equal to 100% of the accreted principal amount of debentures to be redeemed plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to, but not including, the redemption date.

The debentures are unsecured and rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. Holders have the right to require us to purchase the debentures at a purchase price in cash equal to 100% of the accreted principal amount of the debentures plus accrued and unpaid interest, including contingent interest and additional interest, if any, to, but not including, the purchase date, on August 15, 2008, August 15, 2013, August 15, 2018, August 15, 2023 and August 15, 2028 or upon a fundamental change, as described in this prospectus.

We and each holder agreed in the indenture to treat the debentures as indebtedness for U.S. federal income tax purposes that is subject to the special regulations governing contingent payment debt instruments. See “Material United States Federal Income Tax Considerations” beginning on page 43. For a more detailed description of the debentures, see “Description of the Debentures” beginning on page 16.

The debentures have been designated for inclusion in The PORTAL® Market of the National Association of Securities Dealers, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the debentures involves risks. See “ Risk Factors” beginning on page 7.

Forward-Looking Information	ii	Description of Capital Stock	37
Where You Can Find More Information	iii	Material United States Federal Income Tax Considerations	43
Summary	1
Risk Factors	7	Selling Securityholders	50
Ratio of Earnings to Fixed Charges	15	Plan of Distribution	54
Use of Proceeds	15	Legal Matters	56
Description of the Debentures Registration Rights	16 36	Independent Registered Public Accounting Firm	56

The distribution of this prospectus and the offering and sale of the debentures or our common stock in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer of, or an invitation to purchase, any of the debentures in any jurisdiction in which such offer or invitation would be unlawful.

This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of us and the terms of the offering and the debentures or our common stock, including the merits and risks involved.

We are not, and the selling securityholders are not, making any representation to any purchaser of the debentures regarding the legality of an investment in the debentures by the purchaser under any applicable laws or regulations. You should consult your own attorney, accountant, business adviser and tax adviser for legal, tax, business and financial advice regarding an investment in the debentures.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling securityholders have not, authorized any person to provide you with different information or to make any representation not contained in, or incorporated by reference into, this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume the information contained in this prospectus is accurate after the date on the front cover of this prospectus or that the information contained in documents incorporated by reference is accurate after the respective dates of filing of the incorporated documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

The selling securityholders reserve the right to withdraw this offering of the debentures and our common stock at any time. The selling securityholders also reserve the right to reject any offer to purchase some or all of the debentures or common stock for any reason and to allot to any prospective investor less than the full amount of debentures sought by the investor.

i

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in prospectus and the documents incorporated by reference herein are forward-looking and use words like “may,” “believe,” “expect,” “plan,” “anticipate,” “estimate” and other expressions. We also may provide oral or written forward-looking information in other materials we release to the public. Forward-looking information involves risks and uncertainties and reflects our best judgment based on then current information. Our financial condition and results of operations can be affected by inaccurate assumptions we make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of our forward-looking information. As a result, no forward-looking information can be guaranteed. Actual events and the results of operations may vary materially. While it is not possible to identify all factors, we continue to face many risks and uncertainties that could cause actual results to differ from our forward-looking statements, including the risks described in “Risk Factors”, in our Annual Report on Form 10-K for the year ended December 31, 2003, and in our Quarterly Reports on Form 10-Q for the three months ended March 31, 2004, June 30, 2004 and September 30, 2004.

We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason. You should review any additional disclosures we make in our press releases and Forms 10-K, 10-Q and 8-K filed with the SEC.

ii

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, and accordingly file periodic reports, proxy and information statements and other information with the SEC. Materials we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public over the Internet at the SEC’s web site at www.sec.gov. In addition, because our common stock is listed on the New York Stock Exchange, reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our SEC filings also are available free of charge from our web site at www.lockheedmartin.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus.

We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The following documents we filed with the SEC are incorporated into this prospectus by reference:

(1) our Annual Report on Form 10-K for the year ended December 31, 2003;

(2) our Quarterly Reports on Form 10-Q for the three months ended March 31, 2004, June 30, 2004 and September 30, 2004;

(3) our Current Reports on Form 8-K filed February 13, 2004, March 2, 2004, March 3, 2004, March 11, 2004, March 12, 2004, April 7, 2004, June 28, 2004, September 2, 2004, October 26, 2004 (excluding the portions furnished and not filed), November 1, 2004, November 23, 2004, November 26, 2004 (as amended), December 1, 2004, December 6, 2004 and December 8, 2004; and

(4) the description of our common stock, $1.00 par value per share, contained in our Registration Statement on Form 8-B, filed with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (as amended on Form 8-B/A filed on March 9, 1995), and any amendment or report filed for the purpose of updating such description.

All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the shelf registration statement are also incorporated by reference in this prospectus. Information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC prior to the termination of the offering will automatically update and supersede information in this prospectus and in our other filings with the SEC. Information we elect to furnish to but not file with the SEC in accordance with SEC rules and regulations is not incorporated into this prospectus and does not constitute part of this prospectus.

We will provide without charge upon written or oral request, a copy of any and all of the documents that have been or may be incorporated by reference, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to:

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

Attention: Corporate Secretary

Telephone: (301) 897-6000

In this prospectus, “Lockheed Martin Corporation,” “Lockheed Martin,” “we,” “us” and “our” refer to Lockheed Martin Corporation and its subsidiaries, unless the context requires or this prospectus states otherwise.

iii

SUMMARY

The following summary should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this prospectus and the documents we incorporate by reference to fully understand the terms of the debentures as well as the tax and other considerations that are important to you in making a decision about whether to invest in the debentures and the common stock issuable upon their conversion.

ABOUT LOCKHEED MARTIN

General Description of Business

We principally research, design, develop, manufacture, integrate and operate advanced technology systems, products and services. We serve customers in domestic and international defense, civil and commercial markets, with our principal customers being agencies of the United States Government.

In 2003, approximately 78% of our net sales were made to the United States Government, either as a prime contractor or as a subcontractor. Approximately 16% of our net sales in 2003 were made to foreign governments (including foreign military sales). The remaining net sales in 2003 were made to commercial customers (mainly launch services, satellites and information technology services).

We operate in five principal business areas. Following is a brief description of the activities of each business area:

Aeronautics—Engaged in the design, research and development, systems integration, production and support of advanced military aircraft and related technologies. Its customers include the military services of the United States and allied countries throughout the world. Major products and programs include the F-16 multi-role fighter, F/A-22 air dominance and strike fighter, F-35 Joint Strike Fighter, Japanese F-2 combat aircraft, Korean T-50 advanced trainer, C-130 and C-130J tactical airlift aircraft, C-5 strategic airlift aircraft and support for the F-117 stealth fighter and special mission and reconnaissance aircraft (e.g., Big Safari modifications, the P-3 Orion, S-3 Viking and U-2).

Electronic Systems—Engaged in the design, development, integration and production of high performance systems for undersea, shipboard, land and airborne applications. Major product lines include missiles and fire control systems; air and theater missile defense systems; surface ship and submarine combat systems; anti-submarine and undersea warfare systems; avionics and ground combat vehicle integration; radars; platform integration services; homeland security systems; surveillance and reconnaissance systems; advanced aviation management, security and information technology solutions; simulation and training systems; and postal automation systems.

Space Systems—Engaged in the design, development, engineering and production of satellites, missile defense systems and launch services. The satellite product line includes both government and commercial satellites. Missile defense systems include airborne and missile defense technologies and fleet ballistic missiles. Launch services include launches on Titan IV, Atlas and Proton launch vehicles, and also include the Space Shuttle’s external tank. In addition, the segment has investments in joint ventures that are principally engaged in businesses that complement and enhance other activities of the segment.

Integrated Systems & Solutions—Engaged in the design, development, integration and management of network-centric solutions supporting the intelligence, surveillance and reconnaissance activities of the U.S. Department of Defense and other federal agencies. Our focal point is providing an interconnected set of capabilities for gathering, processing, storing and delivery of on-demand information for mission management, modeling and simulation. The segment also includes the capabilities to develop, test and demonstrate advanced collaborative operational concepts with our customers.

Information & Technology Services—Engaged in a wide array of information management, engineering, scientific and logistic services to federal agencies and other customers. Major product lines include complete life-cycle software support; information systems development; information assurance and enterprise integration for the U.S. Department of Defense and civil government agencies; aircraft and engine maintenance and modification services; management, operation, maintenance, training and logistics support for military, homeland security and civilian systems; launch, mission and analysis services for military, classified and commercial satellites; engineering, science and information services for NASA; and research, development, engineering and science in support of nuclear weapons stewardship and naval reactor programs.

We are a Maryland corporation formed in March 1995 by combining the businesses of Lockheed Corporation and Martin Marietta Corporation. Our principal executive offices are located at 6801 Rockledge Drive, Bethesda, Maryland 20817, and our telephone number at that address is (301) 897-6000.

SUMMARY OF THE OFFERING

For a more complete description of the terms of the debentures and the common stock issuable upon conversion of the debentures, see “Description of the Debentures” and “Description of Capital Stock.”

Issuer	Lockheed Martin Corporation

Debentures	$1,000,000,000 aggregate original principal amount of Floating Rate Convertible Senior Debentures due 2033.

Maturity	August 15, 2033

Payment at Maturity

On August 15, 2033, the stated maturity date of the debentures, a holder will receive the accreted principal amount per debenture, which will be equal to the original principal amount of $1,000 per debenture increased daily by a variable yield, which until August 14, 2008 will be 0% per annum and beginning on

August 15, 2008 will be reset quarterly to a rate of 3-month LIBOR minus 0.25% per annum. Regardless of the level of 3-month LIBOR, however, this yield will never be less than 0% per annum.

Interest	The debentures bear regular interest at an annual rate equal to 3-month LIBOR, reset quarterly, minus 0.25%, which initially was 0.88688%; provided that such rate will never be less than 0% per annum. Regular interest is payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, each an interest payment date, beginning November 15, 2003, until August 15, 2008. After August 15, 2008, we will not pay regular interest on the debentures prior to maturity. We will also pay contingent interest and additional interest on the debentures under the circumstances described in this prospectus.

Ranking	The debentures are unsecured and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness. The debentures are effectively subordinated to existing and future indebtedness and other liabilities of our subsidiaries and to any of our existing and future secured indebtedness.

Contingent Interest	We will make additional payments of interest, referred to in this prospectus as “contingent interest,” for any three-month interest period from and including each interest payment date to but excluding the next interest payment date, beginning with the three-month interest period commencing on August 15, 2008, if the average trading price of the debentures for the applicable five trading day reference period equals or exceeds 120% of the accreted principal amount of the debentures. We will pay contingent interest on the interest payment date immediately following the applicable three-month interest period. The amount of contingent interest payable per debenture in respect of any three-month interest period is equal to 0.125% of the average trading price of a debenture for the applicable five trading day reference period. The five trading day reference period means the five trading days ending on the second trading day immediately preceding the relevant three-month interest period. For more information about contingent interest, see “Description of the Debentures—Contingent Interest.”

Conversion Rights	Holders may convert their debentures into shares of our common stock under any of the following circumstances:

(1) during any calendar quarter commencing prior to August 15, 2028 (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 130% of the applicable conversion price,

(2) at any time after August 15, 2028 and prior to maturity, if the last reported sale price of our common stock is greater than or equal to 130% of the applicable conversion price on any day after August 15, 2028,

(3) during the 5 business day period after any 5 consecutive trading days in which the trading price per debenture for each day of that period is less than 98% of the product of the last reported sale price of our common stock and the conversion rate of the debentures on each such day, provided that if the price of our common stock issuable upon conversion is between 100% and 130% of the conversion price, then holders are entitled to receive upon conversion only the value of the accreted principal amount of the debentures converted plus accrued and unpaid interest, including contingent interest and additional interest, if any,

(4) if the debentures have been called for redemption,

(5) upon the occurrence of specified corporate transactions described under “Description of the Debentures—Conversion Rights—Conditions to Conversion—Conversion Upon Specified Corporate Transactions” or

(6) during any period in which the credit rating assigned to the debentures by either Moody’s Investor Services and its successors (“Moody’s”) or Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. and its successors (“S&P”) is lower than Ba1 or BB+, respectively, or the debentures are no longer rated by at least one of S&P or Moody’s.

For each $1,000 original principal amount of debentures surrendered for conversion, you will receive 13.3326 shares of our common stock. This represents an initial conversion price of $75.00 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons, but it will not be adjusted for accrued and unpaid interest or for accretion of the principal amount of the debentures. Except as otherwise described in this prospectus, you will not receive any payment representing accrued and unpaid interest or accretion upon conversion of a debenture.

Upon conversion, we have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. Effective from and after December 6, 2004, we have exercised our option to irrevocably elect to pay cash for the accreted principal amount of the debentures in lieu of common stock to any holders who convert their debentures. We retain the right to elect to deliver cash or common stock, or a combination of cash and common stock, for conversion obligations in excess of the accreted principal amount of the debentures. See “Description of the Debentures—Conversion Rights—Payment Upon Conversion.”

Debentures called for redemption may be surrendered for conversion prior to the close of business on the business day immediately preceding the redemption date.

Optional Redemption	Prior to August 15, 2008, the debentures are not redeemable. On or after August 15, 2008, we may redeem for cash all or part of the debentures at any time, upon not less than 20 nor more than 60 days’ notice before the redemption date, by mail to the trustee, the paying agent and each holder of debentures, for a price equal to 100% of the accreted principal amount of the debentures to be redeemed plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to, but not including, the redemption date. See “Description of the Debentures—Optional Redemption.”

Purchase of Debentures by Us at the Option of the Holder	Holders have the right to require us to purchase all or any portion of their debentures for cash on August 15, 2008, August 15, 2013, August 15, 2018, August 15, 2023 and August 15, 2028. In each case, we will pay a purchase price equal to 100% of the accreted principal amount of the debentures to be purchased plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to, but not including, such purchase date. See “Description of the Debentures—Purchase of Debentures by Us at the Option of the Holder.”

Fundamental Change	If we undergo a Fundamental Change (as defined under “Description of the Debentures—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder”), holders have the right, at their option, to require us to purchase for cash all or any portion of their debentures. The cash price we are required to pay is equal to 100% of the accreted principal amount of the debentures to be purchased plus accrued and unpaid interest, including contingent interest and additional interest, if any, to, but not including, the Fundamental Change purchase date. See “Description of the Debentures—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder.”

Use of Proceeds	We will not receive any proceeds from the sale by selling securityholders of the debentures or the shares of common stock issuable upon conversion of the debentures.

Trustee, Paying Agent and Conversion Agent	The Bank of New York.

Risk Factors	You should consider carefully all of the information set forth and incorporated by reference in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” beginning on page 7, before deciding whether to invest in the debentures.

U.S. Federal Income Tax Considerations	Under the indenture governing the debentures we and each holder have agreed to treat the debentures as contingent payment debt instruments for U.S. federal income tax purposes. As a holder of debentures, you agree to accrue interest income on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible, fixed rate borrowing (subject to certain adjustments). We have determined this rate to be 6.52%, compounded quarterly. It is likely that you will recognize taxable income in each year under the contingent payment debt regulations significantly in excess of interest payments (including contingent interest payments) actually received during that year. Additionally, you are generally required to recognize, as ordinary interest income, any gain realized on a sale, exchange, conversion, redemption or repurchase of the debentures. In the case of a conversion, this gain is measured by reference to the amount of cash and fair market value of stock received. A summary of the United States federal income tax considerations of ownership of the debentures and our common stock is described in this prospectus under the heading “Material United States Federal Income Tax Considerations.” Prospective investors should consult their own tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the debentures and our common stock.

Governing Law	The debentures are governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Form	The debentures were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the debentures are shown on, and transfers are effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading	The debentures are not listed on any securities exchange or included in any automated quotation system. No assurance can be given as to the development or liquidity of any trading market for the debentures. Our common stock is listed on the New York Stock Exchange under the symbol “LMT.”

RISK FACTORS

In considering whether to purchase the debentures or the common stock issuable upon conversion of the debentures, you should carefully consider the risks described below and the other information we have included or incorporated by reference in this prospectus.

Risks Related to Our Business

We rely heavily on sales to the U.S. Government.

We derive approximately 80% of our revenue from sales to the U.S. Government. We expect that U.S. Government sales will be the primary source of our revenue for the foreseeable future. Our ability to compete successfully for and retain business is highly dependent on technical excellence, management proficiency, strategic alliances, cost-effective performance and the ability to recruit and retain key personnel. U.S. Government programs are subject to uncertain future funding levels, which can result in the extension or termination of programs. Our business is also highly sensitive to changes in national and international priorities and U.S. Government budgets. Events like Operation Iraqi Freedom, the continued war on terrorism and nuclear proliferation in North Korea may positively or adversely affect funding for our programs or result in changes in U.S. Government programs or spending priorities.

Our U.S. Government contracts may be terminated at any time and may contain other unfavorable provisions.

The U.S. Government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders.

In addition, our U.S. Government contracts typically span one or more base years and multiple option years. U.S. Government agencies generally have the right to not exercise these option periods and may not exercise an option period if the agency is not satisfied with our performance of the contract. If any of our contracts are terminated by the U.S. Government, our backlog would be reduced by the expected value of the remaining terms of such contracts and our financial condition and operating results could be materially adversely affected. In addition, on those contracts for which we are teamed with others and are not the prime contractor, the U.S. Government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our services as a subcontractor.

In addition to unfavorable termination provisions, our U.S. Government contracts contain provisions that allow the U.S. Government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our products, services and associated materials.

As a U.S. Government contractor, we are subject to a number of procurement rules and regulations.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things:

•	require certification and disclosure of all cost and pricing data in connection with contract negotiations,

•	impose accounting rules that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts and

•	restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

These laws and regulations affect how we do business with our customers, and in some instances, impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of our contracts.

Our business could be adversely affected by a negative audit by the U.S. Government.

U.S. Government agencies such as the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

Developing new technologies entails significant risks and uncertainties.

We are exposed to liabilities that are unique to the products and services we provide. A significant portion of our business relates to designing, developing and manufacturing advanced defense and technology systems and products. New technologies may be untested or unproven. Components of certain of the defense systems and products we develop are explosive and inherently dangerous. Failures of launch vehicles, spacecraft and satellites, missile systems, air-traffic control systems, train-control systems, homeland security applications, nuclear facilities and aircraft have the potential to cause loss of life and extensive property damage. We may face liabilities related to the maintenance or servicing of aircraft or other platforms or for training services we supply in the course of our business. In addition, from time-to-time, we have employees deployed on-site at active military installations or locations. In some, but not all, circumstances, we may receive indemnification from the U.S. Government. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs from an accident. It also is not possible to obtain insurance to protect against all operational risks and liabilities.

Substantial claims resulting from an accident in excess of Government indemnity and our insurance coverage could harm our financial condition and operating results. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our reputation among our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

We have a continuing need for numerous skilled and professional personnel to meet contract schedules and obtain new and ongoing orders for our products. The demand for workers with specialized engineering and technical skills within the defense and aerospace industries is likely to remain high for the foreseeable future, while the pool of trained individuals with those skills has been declining. As a result, we will be competing with other companies with similar needs in hiring skilled employees and we may incur increased labor, recruiting or training costs so as to have access to the required skills.

Cost over-runs on our contracts could subject us to losses or adversely affect our future business.

Under fixed-price contracts, we receive a fixed price irrespective of the actual costs we incur, and consequently, any costs in excess of the fixed price are absorbed by us. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost reimbursement contracts, which are subject to a contract-ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. However, if our costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Under each type of contract, if we are unable to control costs we incur in performing under the contract, our financial condition and operating results could be materially adversely affected. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards.

Our earnings and margins may vary based on the mix of our contracts and programs.

Our backlog includes both cost reimbursement and fixed-price contracts. Cost reimbursement contracts generally have lower profit margins than fixed-price contracts. Production contracts are mainly fixed-price contracts, and developmental contracts are generally cost reimbursement contracts. Our earnings and margins may vary materially depending on the types of long-term government contracts undertaken, the costs incurred in their performance, the achievement of other performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.

If our subcontractors or suppliers fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

Many of our contracts involve subcontracts with other companies upon which we rely to perform a portion of the services we must provide to our customers. There is a risk that we may have disputes with our subcontractors, including disputes regarding the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract or our hiring of personnel of a subcontractor. A failure by one or more of our subcontractors to satisfactorily provide on a timely basis the agreed-upon supplies or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as the prime contractor. Subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In addition, a delay in our ability to obtain components and equipment parts from our suppliers may affect our ability to meet our customers’ needs and may have an adverse effect upon our profitability.

We use estimates in accounting for most programs. Changes in our estimates could adversely affect our future financial results.

Contract and program accounting require judgment relative to assessing risks, estimating contract revenues and costs and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and cost at completion is complicated and subject to many variables. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Incentives or penalties related to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information for us to assess anticipated performance. Estimates of award fees are also used in estimating sales and profit rates based on actual and anticipated awards.

Because of the significance of the judgments and estimation processes described above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance.

The level of returns on pension and retirement plan assets could affect our earnings in future periods.

Our earnings may be positively or negatively impacted by the amount of income or expense we record for our employee benefit plans. This is particularly true with income or expense for our pension plans. Generally accepted accounting principles (GAAP) require that we calculate income or expense for the plans using actuarial valuations. These valuations are based on assumptions that we make relating to financial market and other economic conditions. Changes in key economic indicators can result in changes in the assumptions we use. The key year-end assumptions used to estimate pension income or expense for the following year are the discount rate, the expected long-term rate of return on plan assets and the rate of increase in future compensation levels. For a discussion regarding how our financial statements can be affected by pension plan accounting policies, see “Management’s Discussion and Analysis—Critical Accounting Policies—Post-Retirement Benefit Plans” on page 51 of our 2003 Form 10-K.

Declines in the value of our equity investments may affect our future earnings or stockholders’ equity.

We have investments in equity securities of several companies. We review these investments each quarter to evaluate our ability to recover our investments. We record an impairment charge if the fair value of the investment has declined below our carrying value and that decline is viewed to be other than temporary. We estimate the fair values based on market prices when available and other valuation methods (e.g., discounted cash flow analyses, sum-of-the-parts valuations and trading multiples). In estimating fair value, we are required to exercise judgment. Changes in our assumptions could affect the fair value.

Many of our investments are concentrated in the satellite services and telecommunications industries. These industries continue to be adversely affected by the capital markets, excess satellite capacity and competition from other kinds of telecommunications services, including fiber optic cable and other wireless communication technologies. Realization of the value of our equity investments, or related equity earnings for a given period, may be affected by the ability of the companies to successfully execute their business plans, the availability of funding, industry considerations specific to each company’s business, general economic conditions and other factors.

International sales pose potentially greater risks.

Our international business (mainly foreign military sales to various governments in Europe, Asia and the Middle East) tends to have more risk than our domestic business due to the greater potential for changes in foreign economic and political environments. Our business is also highly sensitive to changes in foreign national priorities and government budgets. International transactions frequently involve increased financial and legal risks arising from stringent contractual terms and conditions and the widely differing legal systems and customs in foreign countries. Our contracts, however, generally are denominated in U.S. dollars.

Economic conditions and the outcome of legal proceedings could adversely affect our business.

General economic conditions and trends can and do affect our businesses. Our business may be adversely affected by the outcome of legal proceedings and other contingencies, which cannot be predicted with certainty. For further discussion, see our Annual Report on Form 10-K for the year ended December 31, 2003, under the headings Legal Proceedings and Note 15—Commitments and Contingencies.

Risks Related to the Debentures

From time to time our stock price has been volatile and it may be volatile in the future. The price of our common stock, and therefore the price of the debentures, may fluctuate significantly, which may make it difficult for holders to resell the debentures or the shares of our common stock issuable upon conversion of the debentures when desired or at attractive prices.

We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	quarterly fluctuations in our operating and financial results,

•	changes in financial estimates and recommendations by financial analysts,

•	changes in the ratings of our debentures or other securities,

•	developments related to litigation or regulatory proceedings involving us,

•	fluctuations in the stock price and operating results of our competitors,

•	dispositions, acquisitions and financings,

•	changes in the budget priorities of the U.S. Government or in the overall level of defense spending by the U.S. Government and

•	general conditions in the industries in which we operate.

In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of our common stock. Because the debentures are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the debentures. Holders who receive common stock upon conversion also will be subject to the risk of volatility and depressed prices of our common stock.

The trading prices for the debentures will be directly affected by the trading prices for our common stock, which are impossible to predict.

We expect that the trading price of the debentures in the secondary market will be significantly affected by the trading price of our common stock, the general level of interest rates and our credit quality. This may result in greater volatility in the trading prices of the debentures than would be expected for nonconvertible debt securities.

It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial, regulatory and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the debentures, or the perception that such sales may occur, could affect the price of our common stock.

The price of our common stock also could be affected by possible sales of our common stock by investors who view the debentures as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock as a result of the issuance of the debentures. The hedging or arbitrage could, in turn, affect the trading prices of the debentures.

The conditional conversion feature of the debentures could result in you receiving less than the value of the common stock into which a debenture would otherwise be convertible.

The debentures are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your debentures, and you may not be able to receive the value of the common stock into which the debentures would otherwise be convertible.

Conversion of the debentures will dilute the ownership interest of existing stockholders, including holders who had previously converted their debentures.

The conversion of some or all of the debentures will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our common stock.

An active trading market may not develop for the debentures.

The debentures and the common stock issuable upon conversion thereof have not been registered under the Securities Act or any state securities laws. Accordingly, the debentures and the common stock issuable upon conversion thereof may only be offered, transferred and resold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws or pursuant to an effective registration statement.

The debentures are a new issue of securities with no established trading market and will not be listed on any securities exchange. Each of the initial purchasers has informed us that it intends to make a market in the debentures after this offering is completed. However, the initial purchasers are not obligated to do so and may cease their market-making at any time. In addition, such market-making activity will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of the effectiveness of a shelf registration statement or any post-effective amendment. Although under the registration rights agreement we are required to use our reasonable best efforts to have the shelf registration statement declared effective by the SEC, we cannot assure you that an active trading market for the debentures will develop. If an active trading market does not develop, the market price and liquidity of the debentures may be adversely affected.

We may not have the ability to raise the funds necessary to purchase the debentures upon a Fundamental Change or other purchase date, as required by the indenture governing the debentures.

On August 15, 2008, August 15, 2013, August 15, 2018, August 15, 2023 and August 15, 2028, holders of the debentures may require us to purchase their debentures for cash. In addition, holders of the debentures also may require us to purchase their debentures upon a Fundamental Change as described under “Description of the Debentures—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder.” A Fundamental Change also may constitute an event of default under, and result in the acceleration of the maturity of, our other indebtedness under another indenture or other indebtedness that we may incur in the future. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the debentures tendered by holders. Failure by us to purchase the debentures when required will result in an event of default with respect to the debentures.

You should consider the United States federal income tax considerations relating to owning the debentures.

We and each holder have agreed in the indenture to treat the debentures as indebtedness for U.S. federal income tax purposes that is subject to the special regulations governing contingent payment debt instruments (which we refer to as the “Contingent Debt Regulations”). Under the Contingent Debt Regulations, you will be required to include amounts in income in advance of cash received in respect of a debenture and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible, fixed rate borrowing. We have determined this rate to be 6.52%, compounded quarterly. It is likely that you will recognize taxable income in each year under the Contingent Debt Regulations significantly in excess of cash received while the debentures are outstanding. In addition, you will recognize ordinary interest income upon a sale, exchange, conversion, redemption or repurchase of the debentures at a gain. In computing such gain, the amount realized by you will include, in the case of a conversion, the amount of cash and the fair market value of shares of our common stock received. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these debentures. Please read “Material United States Federal Income Tax Considerations” in this prospectus.

You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. For non-U.S. holders (as defined) this deemed distribution may be subject to U.S. federal withholding requirements. See “Material United States Federal Income Tax Considerations.”

The debentures will be effectively subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

Although we conduct most of our operations through Lockheed Martin Corporation, we derive certain of our revenues from, and hold some of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to assist us in meeting our payment obligations under the debentures and our other obligations. In general, these subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the debentures, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any indebtedness of that subsidiary senior to that held by us, including secured indebtedness to the extent of the assets securing such indebtedness.

If you hold debentures, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold debentures, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You are only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion of your debentures. For example, in the event that an amendment is proposed to our Charter or Bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to your conversion of debentures, you are not entitled to vote on the amendment, although you are nevertheless subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

Except as described under “Plan of Distribution,” we are not restricted from issuing additional common stock during the life of the debentures and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the debentures.

The conversion rate of the debentures may not be adjusted for all dilutive events.

The conversion rate of the debentures is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain issuer tender or exchange offers as described under “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as a third party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the debentures or the common stock. There can be no assurance that an event that adversely affects the value of the debentures, but does not result in an adjustment to the conversion rate, will not occur.

The debentures do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the debentures.

We are not restricted under the terms of the indenture and the debentures from incurring additional indebtedness or securing indebtedness other than the debentures. In addition, the debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt and take a number of other actions that are not limited by the terms of the indenture and the debentures could have the effect of diminishing our ability to make payments on the debentures when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the indenture and the debentures. If the initial purchasers exercise their option to purchase additional debentures, or if we issue other debt securities in the future, our debt service obligations will increase.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our Charter authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock which the debentures are convertible into thereby adversely affecting the value of the debentures. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock which the debentures are convertible into, thereby adversely affecting the value of the debentures.

Provisions of Maryland law and our Charter could delay or prevent a change in control of us, even if that change would be beneficial to our stockholders.

We are incorporated under the laws of the State of Maryland. Maryland law and the provisions of our Charter impose some restrictions on mergers and other business combinations between us and holders of 10% or more of our outstanding common stock and, in some circumstances, holders of 5% or more of our common stock. In addition, Maryland law and our Charter authorize our board of directors to take certain actions that could delay or prevent a change in control of us, even if that change would be beneficial to our stockholders. Since the debentures are convertible into our common stock this could adversely affect the value of the debentures.

RATIO OF EARNINGS TO FIXED CHARGES

We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.

Nine Months Ended September 30		Years Ended December 31
2004	2003	2003	2002	2001	2000	1999
4.6	3.5	3.8	1.9	1.3	1.2	2.4

Our computation of the ratio of earnings to fixed charges includes our consolidated subsidiaries and companies in which we own at least 20% but less than 50% of the equity. “Earnings” are determined by adding “total fixed charges,” excluding interest capitalized, to earnings from continuing operations before income taxes, eliminating equity in undistributed earnings and adding back losses of companies in which we own at least 20% but less than 50% of the equity. “Total fixed charges” consists of interest on all indebtedness, amortization of debt discount or premium, interest capitalized and an interest factor attributable to rents.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling securityholders of the debentures or the shares of common stock issuable upon conversion of the debentures.

DESCRIPTION OF THE DEBENTURES

The following description of the debentures is only a summary and is not intended to be comprehensive. For purposes of this “Description of the Debentures,” the terms “Lockheed Martin,” “we,” “our,” “ours” and “us” refer only to Lockheed Martin Corporation and not to any of our subsidiaries.

General

We issued the debentures on August 13, 2003 under an indenture dated as of August 13, 2003, between us and The Bank of New York, as trustee. On December 6, 2004, we entered into a supplemental indenture with the Trustee for the purpose of amending the indenture to irrevocably elect to pay cash in lieu of delivering common stock to satisfy certain obligations upon conversion of the debentures. See “—Conversion Rights.”

The debentures are limited to $1 billion in aggregate original principal amount. The debentures were issued in registered form without coupons only in denominations of $1,000 original principal amount and integral multiples of $1,000. We use the term “debenture” in this prospectus to refer to each $1,000 original principal amount of debentures.

The debentures mature on August 15, 2033. On the maturity date of the debentures, a holder receives the accreted principal amount of a debenture. The accreted principal amount is equal to the original principal amount of $1,000 per debenture increased by a variable yield, which until August 14, 2008 will be 0% per annum and commencing on August 15, 2008 is reset quarterly to a rate of 3-month LIBOR minus 0.25% per annum. Regardless of the level of 3-month LIBOR, however, this yield will never be less than 0% per annum. The principal amount of the debentures accretes daily beginning August 15, 2008 at the applicable yield. The rate of accretion is applied to the accreted principal amount per debenture as of the day preceding the most recent yield reset date.

The debentures bear regular interest at an annual rate equal to 3-month LIBOR, reset quarterly, minus 0.25% (but never less than 0%) on the principal amount from August 13, 2003, or from the most recent date to which interest has been paid or provided for, until August 15, 2008. Interest is payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, each an interest payment date, beginning November 15, 2003, to the person in whose name a debenture is registered at the close of business on the February 1, May 1, August 1 or November 1, as the case may be, immediately preceding the relevant interest payment date, each of which we refer to as a record date. After August 15, 2008, we will not pay regular interest prior to maturity. If any date on which interest is payable is not a business day, we will pay interest on the next business day (without any interest or other payment due on the delay). Interest on the debentures is calculated on the basis of a 360-day year using the actual number of days elapsed during an interest period. If the maturity date or any redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below) for the debentures falls on a day that is not a business day, we will pay the interest and principal payable on the next business day (without any interest or other payment due on the delay). The term “business day,” when used with respect to any place of payment for the debentures, means a day other than a Saturday or a Sunday, a legal holiday or a day on which banking institutions or trust companies in that place of payment are authorized or obligated by law to close.

In addition, we will pay contingent interest and additional interest on the debentures under the circumstances described below under “—Contingent Interest” and “Registration Rights.”

Interest payments on the debentures include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

Holders may present debentures for conversion at the office of the conversion agent and may present debentures for exchange or for registration of transfer at the office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York. We do not charge a service charge for any exchange or registration of transfer of debentures. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. The trustee serves as the initial conversion agent, paying agent and registrar for the debentures. At any time, we may designate additional paying agents. However, at all times we are required to maintain a paying agent for the debentures in the Borough of Manhattan, The City of New York.

Any monies deposited with the trustee or any paying agent or then held by us in trust for the payment of principal and interest (including contingent interest and additional interest, if any) on the debentures that remain unclaimed for two years after the date the payments became due and payable, shall, at our request, be repaid to us or released from trust, as applicable, and the holders of the debentures shall thereafter look, as a general unsecured creditor, only to us for payment thereof.

3-month LIBOR

Prior to August 15, 2008, the annual rate of regular interest payable on the debentures will be reset on each interest payment date, which we also refer to as a LIBOR reset date. Beginning on August 15, 2008, the yield on the debentures will be reset on each LIBOR reset date but no regular cash interest will be paid. If any LIBOR reset date would otherwise be a day that is not a business day, that LIBOR reset date will be postponed to the next succeeding business day, unless that business day falls in the next succeeding calendar month, in which case that LIBOR reset date will be the immediately preceding business day.

The trustee determine 3-month LIBOR on the second London banking day preceding the related LIBOR reset date, which we refer to as the LIBOR determination date.

“3-month LIBOR” means:

(a) the rate for three-month deposits in United States dollars commencing on the related LIBOR reset date, that appears on the Moneyline Telerate Page 3750 as of 11:00 A.M., London time, on the LIBOR determination date,

(b) if no rate appears on the particular LIBOR determination date on the Moneyline Telerate Page 3750, the rate calculated by the trustee as the arithmetic mean of at least two offered quotations obtained by the trustee after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the trustee with its offered quotation for deposits in United States dollars for the period of three months, commencing on the related LIBOR reset date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that LIBOR determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time,

(c) if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the trustee as the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York time, on the particular LIBOR determination date by three major banks in The City of New York selected by the trustee for loans in United States dollars to leading European banks for a period of three months, commencing on the related LIBOR reset date, and in a principal amount that is representative for a single transaction in United States dollars in that market at that time or

(d) if the banks so selected by the trustee are not quoting as mentioned in clause (c), 3-month LIBOR in effect on the preceding LIBOR determination date.

“Moneyline Telerate Page 3750” means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

“London banking day” means a day on which commercial banks are open for business, including dealings in United States dollars, in London.

“business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close; provided that such day is also a London banking day.

Ranking

The debentures are our direct, unsecured and unsubordinated obligations. The debentures rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness. In addition, the debentures effectively rank junior to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. We currently conduct substantially all of our operations through Lockheed Martin rather than our subsidiaries. To the extent we conduct operations, now or in the future, through subsidiaries, creditors of those subsidiaries, including trade creditors and secured creditors, generally have claims to the assets of those subsidiaries that are superior to the claims of our creditors, including holders of the debentures.

As of September 30, 2004, we had outstanding approximately $6.0 billion of unsubordinated indebtedness ranking equally in right of payment with the debentures, excluding indebtedness of subsidiaries. As of September 30, 2004, our subsidiaries had approximately $76 million of indebtedness outstanding, $12 million of which had been guaranteed by us. The indenture does not limit the amount of indebtedness we or our subsidiaries may incur.

Contingent Interest

We will pay contingent interest to the holders of debentures for any three-month interest period from and including each interest payment date to but excluding the next interest payment date, beginning with the three-month interest period commencing August 15, 2008, if the average trading price per debenture for the applicable five trading day reference period equals or exceeds 120% of the accreted principal amount of the debentures as of the last day of such five trading day reference period. The five trading day reference period means the five trading days ending on the second trading day immediately preceding the relevant three-month interest period.

The amount of contingent interest payable per debenture in respect of any three-month interest period is equal to 0.125% of the average trading price per debenture for the applicable five trading day reference period.

The record date and payment date for contingent interest, if any, is the same as the regular record date and payment date for the quarterly interest payments on the debentures.

The “trading price” is as defined under “Conversion Rights—Conditions to Conversion—Conversion Upon Satisfaction of Trading Price Condition,” provided that if at least one required bid for the debentures is not obtained by the trustee, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures, then the trading price of the debentures equals (a) the then applicable conversion rate of the debentures multiplied by (b) the average of the last reported sale prices of our common stock for the five trading days ending on the determination date of the trading price.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. The last reported sale price is determined without reference to after-hours or extended market trading. If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” is the last quoted bid for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “last reported sale price” is the average of the midpoint of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

We will notify the holders of the debentures upon a determination that they will be entitled to receive contingent interest with respect to a quarterly interest period. In connection with providing such notice, we will issue a press release containing information regarding the contingent interest determination and publish the information on our web site.

Conversion Rights

Subject to the conditions and during the periods and under the circumstances described below, holders may convert their debentures into shares of our common stock initially at a conversion rate of 13.3326 shares of common stock per debenture at any time prior to the close of business on August 15, 2033. The conversion price as of any date of determination is a dollar amount (initially $75.00 per share of common stock) derived by dividing the accreted principal amount of a debenture on such date (which is $1,000 until August 15, 2008) by the conversion rate in effect on such date. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and are subject to adjustment as described below. A holder may convert fewer than all of such holder’s debentures so long as the debentures converted are an integral multiple of $1,000 original principal amount.

Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below. Effective from and after December 6, 2004, we have exercised our option to irrevocably elect to pay cash for the accreted principal amount of the debentures in lieu of common stock to any holders who convert their debentures. We retain the right to elect to deliver cash or common stock, or a combination of cash and common stock, for conversion obligations in excess of the accreted principal amount of the debentures.

Except as otherwise described below, you will not receive any cash payment representing accrued and unpaid interest (including contingent interest, if any) upon conversion of a debenture and we will not adjust the conversion rate to account for the accrued and unpaid interest (including contingent interest, if any) or increases in the accreted principal amount of the debentures. Upon conversion we will deliver to you a fixed number of shares of our common stock or cash in lieu thereof, or a combination of the foregoing, and any cash payment to account for fractional shares (“conversion payment”). The cash payment for fractional shares is based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of the conversion payment is deemed to satisfy in full our obligation to pay any accrued and unpaid interest on a debenture (including any contingent interest and any interest reflected in the accreted principal amount of the debenture), and no portion of any such accrued and unpaid interest will be canceled, extinguished or forfeited. The fair market value of the conversion payment is treated as a payment, to the extent thereof, first, in exchange for any such accrued and unpaid interest and second, in exchange for the original principal amount of the debenture.

If a holder converts debentures, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

To convert your debenture you must do the following:

•	complete and manually sign the notice of conversion on the back of the debenture or facsimile of the notice of conversion and deliver this notice to the conversion agent,

•	surrender the debenture to the conversion agent,

•	if required, furnish appropriate endorsements and transfer documents,

•	if required, pay all transfer or similar taxes and

•	if required, pay funds equal to interest payable on the next interest payment date.

If your interest is a beneficial interest in a global debenture, to convert you must comply with the last three requirements listed above and comply with the DTC’s procedures for converting a beneficial interest in a global debenture. The conversion date is the date on which all of the foregoing requirements have been satisfied. The debentures are deemed to have been converted, and you are deemed a record holder of any shares of common stock deliverable upon conversion, immediately prior to the close of business on the conversion date. A certificate for the number of full shares of our common stock into which any debentures are converted, or cash in lieu thereof, or a combination of the foregoing, together with any cash payment for fractional shares, will be delivered through the conversion agent set forth below under “—Payment Upon Conversion.”

If a holder has already delivered a purchase notice as described under either “—Purchase of Debentures by Us at the Option of the Holder” or “—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder” with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of debentures at the close of business on a regular record date receive payment of interest, including contingent interest, if any, payable on the corresponding interest payment date, notwithstanding the conversion of such debentures at any time after the close of business on such regular record date. Debentures surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the immediately following interest payment date must be accompanied by payment of an amount equal to the interest, including contingent interest, if any, that the holder is to receive on the debentures; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the immediately following interest payment date, (2) we have specified a purchase date following a Fundamental Change that is during such period or (3) any overdue interest (including overdue contingent interest, if any) exists at the time of conversion with respect to such debentures, to the extent of such overdue interest.

Payment Upon Conversion

(1) Conversion on or Prior to the Final Notice Date. In the event that we receive your notice of conversion on or prior to the day that is 20 days prior to maturity or, with respect to debentures being redeemed, the applicable redemption date (the “final notice date”), the following procedures will apply:

We will notify you through the trustee of the dollar amount of our conversion obligation (the “conversion obligation”) to be satisfied in cash (which will be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (“cash settlement notice period”). You may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (“conversion retraction period”). If the conversion notice has not been retracted, then settlement (in cash or cash and shares) occurs on the business day following the final day of the 10 trading day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). Settlement amounts are computed as follows:

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

•	a number equal to (1) the aggregate original principal amount of debentures to be converted divided by 1,000 multiplied by (2) the conversion rate and

•	the average of the last reported sale prices of our common stock during the cash settlement averaging period.

•

If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount (“cash amount”) and a number of shares equal to the greater of (1) zero and (2) the excess, if any, of the number of shares equal to (i) the aggregate original principal amount of debentures to be converted divided by 1,000, multiplied by (ii) the conversion rate, over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 10% of the cash amount, divided by (y) the last reported sale price of our common stock. In addition, we will pay cash for all fractional shares of common stock as described above.

(2) Conversion after the Final Notice Date. In the event that we receive your notice of conversion after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, we will send a single notice to the trustee of the dollar amount to be satisfied in cash (which will be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the final notice date. Settlement amounts are computed and settlement dates are determined in the same manner as set forth above under “—Conversion on or Prior to the Final Notice Date” except that the “cash settlement averaging period” shall be the 10 trading day period beginning on the day after receipt of your notice of conversion (or in the event we receive your notice of conversion on the business day prior to the maturity date, the 10 trading day period beginning on the day after the maturity date). Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the Nasdaq National Market or, if our common stock is not reported by the Nasdaq National Market, on the principal other market on which our common stock is then traded.

Conditions to Conversion

Holders may surrender their debentures for conversion into shares of our common stock prior to stated maturity only under the circumstances described below. For a discussion of the federal income tax consequences of a conversion of the debentures into our common stock, see “Material United States Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Sale Price Condition. A holder may surrender any of its debentures for conversion into shares of our common stock: (1) in any calendar quarter commencing prior to August 15, 2028 (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is more than 130% of the applicable conversion price as of the last day of such previous calendar quarter (we refer to this amount as the conversion trigger price) and (2) at any time after August 15, 2028 and prior to maturity, if the last reported sale price of our common stock is greater than or equal to the conversion trigger price on any day after August 15, 2028.

Because the applicable conversion price of a debenture at any time is dependent upon the accreted principal amount of a debenture at that time, the conversion trigger price for periods ending after August 15, 2008 cannot be determined at this time. The following table indicates what the conversion trigger prices would be at August 15 of each year beginning 2008, assuming 3-month LIBOR was a constant 2.00%, 5.00% and 8.00% from August 15, 2008. This table represents an example of only three possibilities and you should realize that because LIBOR and therefore the yield of the debentures will fluctuate, the base conversion price, and therefore the conversion trigger price, will differ, and may differ significantly, from the amounts shown below.

Hypothetical Conversion Trigger Prices

	Assuming 2.00% LIBOR		Assuming 5.00% LIBOR		Assuming 8.00% LIBOR
August 15,	Applicable Conversion Price	Conversion Trigger Price	Applicable Conversion Price	Conversion Trigger Price	Applicable Conversion Price	Conversion Trigger Price
2008	75.00	97.51	75.00	97.51	75.00	97.51
2009	76.34	99.25	78.68	102.29	81.07	105.40
2010	77.71	101.02	82.54	107.30	87.63	113.92
2011	79.10	102.82	86.59	112.56	94.73	123.14
2012	80.51	104.67	90.85	118.10	102.41	133.14
2013	81.95	106.53	95.30	123.89	110.70	143.91
2014	83.41	108.44	99.97	129.97	119.66	155.56
2015	84.90	110.37	104.88	136.34	129.34	168.14
2016	86.42	112.35	110.03	143.04	139.84	181.79
2017	87.97	114.36	115.43	150.06	151.15	196.50
2018	89.54	116.40	121.09	157.42	163.38	212.40
2019	91.14	118.48	127.03	165.13	176.61	229.59
2020	92.77	120.60	133.27	173.25	190.94	248.22
2021	94.43	122.76	139.81	181.75	206.39	268.31
2022	96.11	124.95	146.66	190.66	223.09	290.02
2023	97.83	127.18	153.86	200.01	241.14	313.49
2024	99.58	129.46	161.42	209.85	260.71	338.93
2025	101.36	131.77	169.34	220.14	281.81	366.35
2026	103.17	134.12	177.64	230.93	304.61	396.00
2027	105.02	136.52	186.35	242.26	329.26	428.04
2028	106.90	138.97	195.51	254.17	355.98	462.78
2029	108.81	141.45	205.10	266.63	384.79	500.23
2030	110.75	143.97	215.16	279.71	415.93	540.71
2031	112.73	146.55	225.71	293.42	449.59	584.46
2032	114.75	149.17	236.81	307.85	486.07	631.89
2033	116.80	151.83	248.42	322.95	525.40	683.03

*	This table assumes no events have occurred that would require an adjustment to the conversion rate.

Conversion Upon Satisfaction of Trading Price Condition. A holder may surrender any of its debentures for conversion into shares of our common stock during the five business day period after any five consecutive trading day period in which the “trading price” per debenture, as determined following a request by a holder of debentures in accordance with the procedures described below, for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate for each day during such period (the “98% Trading Exception”); provided that if, on the date of any conversion pursuant to the 98% Trading Exception, the last reported sale price of our common stock is between 100% and 130% of the applicable conversion price, then such holder will receive, in lieu of common stock based on the applicable conversion rate, cash, common stock or a combination of cash and common stock, at our option, with a value equal to the accreted principal amount of the debentures converted, plus accrued and unpaid interest, including contingent and additional interest, if any, to the conversion date, which we refer to as a “Principal Value Conversion.” If a holder surrenders debentures for conversion and it is a Principal Value Conversion, we will notify such holder by the second trading day following the conversion date whether we will pay all or a portion of the accreted principal amount plus accrued and unpaid interest, including contingent interest, if any, in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the average of the last reported sale prices of our common stock for each of the five trading days commencing on the third trading day following the conversion date. We will pay you any portion of the accreted principal amount plus accrued and unpaid interest to be paid in cash and deliver common stock with respect to any portion of the accreted principal amount plus accrued and unpaid interest to be paid in common stock, no later than the fifth business day following the determination of the average last reported sale price as described in the preceding sentence.

The “trading price” of the debentures on any date of determination means the average of the secondary market bid quotations per debenture obtained by the trustee for $10,000,000 original principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 original principal amount of the debentures from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures, then the trading price per debenture will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the debentures unless we have requested such determination, and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per debenture would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we shall instruct the trustee to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price per debenture is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate as of such trading day.

Conversion Upon Redemption. If we elect to redeem the debentures, holders may convert debentures into our common stock at any time prior to the close of business on the business day immediately preceding the redemption date, even if the debentures are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions. If we elect to:

•	distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the debentures at least 20 business days prior to the ex-dividend time for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend time or our announcement that such distribution will not take place, even if the debentures are not otherwise convertible at such time; provided, however, that a holder may not exercise this right to convert if the holder may participate in the distribution without conversion. The “ex-dividend time” is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction (or if such transaction constitutes a

Fundamental Change, until the applicable Fundamental Change purchase date). If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into our common stock is changed into a right to convert a debenture into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its debentures immediately prior to the transaction. If the transaction also constitutes a Fundamental Change, as defined below, a holder can require us to purchase all or a portion of its debentures as described below under “—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder.”

Conversion Upon Credit Ratings Event. A holder may convert debentures into our common stock during any period in which the credit rating assigned to the debentures by either Moody’s or S&P is lower than Ba1 or BB+, respectively, or the debentures are no longer rated by at least one of S&P or Moody’s.

Conversion Rate Adjustments

The conversion rate is subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock,

(2) the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of shareholders entitled to receive the rights or warrants,

(3) subdivisions or combinations of our common stock,

(4) distributions to all holders of our common stock of our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause (1) or (2) above and (B) any dividend or distribution paid exclusively in cash), in which event the conversion rate is adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of our common stock minus the fair market value, as determined by our board of directors, except as described in the following paragraph, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the closing sales prices of those securities for each of the 10 trading days commencing on and including the fifth trading day after the date on which “ex-distribution trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

(5) distributions by us consisting exclusively of cash to all holders of our common stock, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarter does not exceed $0.12 (the “dividend threshold amount”); the dividend threshold amount is subject to adjustment on the same basis as the conversion rate, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate pursuant to this clause (5), in which event the conversion rate is adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the current market price of our common stock and the denominator of which will be the current market price of our common stock minus the amount per share of such dividend increase (as determined below) or distribution.

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the dividend threshold amount (the dividend increase). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

(6) a payment by us or one of our subsidiaries in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (y) the product of the number of shares of our common stock outstanding less any such purchased shares and the last reported sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and the denominator of which is the product of the number of shares of our common stock outstanding, including any such purchased shares, and the last reported sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

Notwithstanding the foregoing, in the event of an adjustment pursuant to clauses (5) or (6) above, in no event will the conversion rate exceed 20.1207, subject to adjustment pursuant to clauses (1), (2), (3) and (4) above.

To the extent that we have a rights plan in effect upon conversion of the debentures into common stock, the holder receives, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock prior to the time of conversion, in which case the conversion rate is to be adjusted at the time of separation as if we distributed to all holders of our common stock our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities as described in clause (4) above.

In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 business days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give holders of debentures at least 15 days’ notice of such an increase in the conversion rate.

As used in this prospectus, “current market price” means the average of the last reported sale prices per share of our common stock for the 20 trading day period ending on the applicable date of determination (if the applicable date of determination is a trading day or, if not, then on the last trading day prior to the applicable date of determination), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

The applicable conversion rate is not adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan,

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries,

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the debentures were first issued,

•	for a change in the par value of the common stock or

•	for accrued and unpaid interest, including contingent interest or additional interest, if any.

No adjustment in the applicable conversion rate is required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. If the adjustment is not made because the adjustment does not change the applicable conversion rate by more than 1%, then the adjustment that is not made is carried forward and taken into account in any future adjustment.

In the event of:

•	a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate or

•	an increase in the conversion rate at our discretion,

the holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, non-U.S. holders of debentures in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material United States Federal Income Tax Considerations—U.S. Holders—Constructive Distributions” and “—Non-U.S. Holders—Constructive Dividends.”

Optional Redemption

No sinking fund is provided for the debentures. Prior to August 15, 2008, the debentures are not redeemable. On or after August 15, 2008, we may redeem for cash all or part of the debentures at any time, upon not less than 20 nor more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of debentures, for a price equal to 100% of the accreted principal amount of the debentures to be redeemed plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to the redemption date.

If we decide to redeem fewer than all of the outstanding debentures, the trustee selects the debentures to be redeemed (in original principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your debenture for partial redemption and you convert a portion of the same debenture, the converted portion is deemed to be from the portion selected for redemption.

In the event of any redemption in part, we are not required to issue, register the transfer of or exchange any debenture during a period of 15 days before the mailing of the redemption notice.

Purchase of Debentures by Us at the Option of the Holder

Holders have the right to require us to purchase the debentures on August 15, 2008, August 15, 2013, August 15, 2018, August 15, 2023 and August 15, 2028 (each, a “purchase date”). Any debentures purchased by us on a purchase date will be paid for in cash. We are required to purchase any outstanding debentures for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we are not obligated to purchase the related debentures. Our purchase obligation is subject to some additional conditions as described in the indenture. Also, as described in the “Risk Factors” section of this prospectus under the caption “Risks Related to the Debentures—We may not have the ability to raise the funds necessary to purchase the debentures upon a Fundamental Change or other purchase date, as required by the indenture governing the debentures,” we may not have funds sufficient to purchase the debentures when we are required to do so. Our failure to purchase the debentures when we are required to do so constitutes an event of default under the indenture with respect to the debentures.

The purchase price payable equals 100% of the accreted principal amount of the debentures to be purchased plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to such purchase date. For a discussion of the United States federal income tax treatment of a holder receiving cash, see “Material United States Federal Income Tax Considerations.”

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the debentures at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price,

•	the name and address of the paying agent and the conversion agent,

•	the conversion rate and any adjustments to the conversion rate,

•	the debentures with respect to which a purchase notice has been given by the holder may be converted only if the holder withdraws the purchase notice in accordance with the terms of the indenture and

•	the procedures that holders must follow to require us to purchase their debentures.

In connection with providing such notice, we will issue a press release and publish the information on our web site.

A notice electing to require us to purchase your debentures must state:

•	if certificated debentures have been issued, the certificate numbers of the debentures,

•	the portion of the original principal amount of debentures to be purchased, in integral multiples of $1,000 and

•	that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures and the indenture.

If the debentures are not in certificated form, your notice must comply with appropriate DTC procedures.

We may not purchase any debentures at the option of holders if the accreted principal amount of the debentures has been accelerated, and such acceleration has not been rescinded.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the original principal amount of the withdrawn debentures,

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures and

•	the original principal amount, if any, that remains subject to the purchase notice.

If the debentures are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.

You must either effect book-entry transfer or deliver the debentures, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date and the time of book-entry transfer or the delivery of the debentures. If the paying agent holds money or securities sufficient to pay the purchase price of the debentures on the business day following the purchase date, then:

•	the debentures cease to be outstanding and interest, including contingent interest and additional interest, if any, and accretion of principal, ceases to accrue (whether or not book-entry transfer of the debentures is made or whether or not the debentures are delivered to the paying agent), and

•	all other rights of the holder terminate (other than the right to receive the purchase price upon delivery or transfer of the debentures).

Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder

If a Fundamental Change (as defined below in this section) occurs at any time prior to maturity, holders have the right, at their option, to require us to purchase any or all of their debentures for cash, or any portion of the original principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to the accreted principal amount of the debentures to be purchased plus accrued and unpaid interest, including contingent interest and additional interest, if any, to the Fundamental Change purchase date, unless such Fundamental Change purchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding record date. For a discussion of the United States federal income tax treatment of a holder receiving cash, see “Material United States Federal Income Tax Considerations.”

A “Fundamental Change” is deemed to have occurred at any time after the debentures are originally issued that any of the following occurs:

(1) our common stock or other common stock into which the debentures are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States,

(2) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors,

(3) consummation of any share exchange, consolidation or merger of us pursuant to which our common stock is converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change or

(4) continuing directors (as defined below in this section) cease to constitute at least a majority of our board of directors.

A Fundamental Change is not deemed to have occurred in respect of any of the foregoing, however, if either:

(1) the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the debentures in effect immediately before the Fundamental Change or the public announcement thereof or

(2) at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or reported by the Nasdaq National Market or which is so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the debentures become convertible into such publicly traded securities, excluding cash payments for fractional shares.

For purposes of the above paragraph the term capital stock of any person means any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of the board of directors in which such individual is named as nominee for director.

On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the debentures and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Fundamental Change,

•	the date of the Fundamental Change,

•	the last date on which a holder may exercise the purchase right,

•	the Fundamental Change purchase price,

•	the Fundamental Change purchase date,

•	the name and address of the paying agent and the conversion agent,

•	the conversion rate and any adjustments to the conversion rate,

•	the debentures with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the indenture and

•	the procedures that holders must follow to require us to purchase their debentures.

Simultaneously with providing such notice, we will issue a press release and publish the information on our web site.

To exercise the purchase right, holders must deliver, before the close of business on the business day immediately preceding the Fundamental Change purchase date, the debentures to be purchased, duly endorsed for transfer, together with the form entitled “Form of Fundamental Change Purchase Notice” duly completed, to the paying agent. Their purchase notice must state:

•	if certificated, the certificate numbers of their debentures to be delivered for purchase,

•	the portion of the original principal amount of debentures to be purchased, which must be $1,000 or an integral multiple thereof and

•	that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures and the indenture.

If the debentures are not in certificated form, their purchase notice must comply with appropriate DTC procedures.

Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

•	the original principal amount of the withdrawn debentures,

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures and

•	the original principal amount, if any, that remains subject to the purchase notice.

If the debentures are not in certificated form, their withdrawal notice must comply with appropriate DTC procedures.

We are required to purchase the debentures no less than 20 and no more than 35 business days after the date of our notice of the occurrence of the relevant Fundamental Change, subject to extension to comply with applicable law. You must either effect book-entry transfer or deliver the debentures, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. Holders receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the debentures. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the debentures on the business day following the Fundamental Change purchase date, then:

•	the debentures cease to be outstanding and interest, including contingent interest and additional interest, if any, and accretion of principal ceases to accrue (whether or not book-entry transfer of the debentures is made or whether or not the debenture is delivered to the paying agent), and

•	all other rights of the holder terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the debentures).

The rights of the holders to require us to purchase their debentures upon a Fundamental Change could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the debentures that have been marketed by certain of the initial purchasers of the debentures. The terms of the Fundamental Change purchase feature resulted from negotiations between the initial purchasers of the debentures and us.

The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the debentures upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No debentures may be purchased at the option of holders upon a Fundamental Change if the accreted principal amount of the debentures has been accelerated, and such acceleration has not been rescinded.

The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the debentures to require us to purchase its debentures as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price or we may be prohibited from doing so under the terms of our then-existing indebtedness. See “Risk Factors” under the caption “Risks Related to the Debentures—We may not have the ability to raise the funds necessary to purchase the debentures upon a Fundamental Change or other purchase date, as required by the indenture governing the debentures.” Our failure to purchase the debentures when required following a Fundamental Change constitutes an event of default under the indenture with respect to the debentures. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

The indenture prohibits us from consolidating with or merging into another business entity or transferring or leasing substantially all of our assets, unless:

•	either (1) we are the continuing entity in the case of a merger or (2) the resulting, surviving or acquiring entity, if other than Lockheed Martin, is a U.S. corporation and it expressly assumes our obligations with respect to the debentures, by executing a supplemental indenture,

•	immediately after giving effect to the transaction, no event of default and no circumstances which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing and

•	we have delivered to the trustee an officers’ certificate and a legal opinion confirming that we have complied with the indenture.

However, certain of these transactions could constitute a Fundamental Change (as defined above) permitting each holder to require us to purchase the debentures of such holder as described above.

Events of Default

Any of the following events constitute an event of default under the indenture with respect to the debentures:

•	failure to pay interest, including contingent interest and additional interest, if any, on the debentures for thirty days past the applicable due date,

•	failure to pay accreted principal amount of the debentures when due (whether at maturity, upon redemption, purchase or otherwise),

•	failure to deliver our common stock, or cash in lieu thereof, or a combination of the foregoing, upon conversion of any debenture and such failure continues for 10 days following written notice thereof from the converting holder,

•	failure to perform any other covenant or agreement in the indenture, which continues for 90 days after written notice from the trustee or holders of 25% of the outstanding original principal amount of the debentures as provided in the indenture and

•	specified events relating to our bankruptcy, insolvency or reorganization.

If there is an event of default with respect to the debentures, which continues for the requisite amount of time, either the trustee or holders of at least 25% of the aggregate original principal amount of the debentures may declare the accreted principal amount of and interest (including contingent interest and additional interest, if any) on all of the debentures to be due and payable immediately, except that if an event of default occurs due to bankruptcy, insolvency or reorganization as provided in the indenture, then the accreted principal amount of and interest (including contingent interest and additional interest, if any) on the debentures shall become due and payable immediately without any act by the trustee or any holder of debentures.

Before the acceleration of the maturity of the debentures, the holders of a majority in aggregate original principal amount of the debentures may, on behalf of the holders of all debentures, waive any past default or event of default and its consequences for the debentures, except (1) a default in the payment of the accreted principal or interest (including contingent interest and additional interest, if any) with respect to the debentures or (2) a default with respect to a provision of the indenture that cannot be amended without the consent of each holder affected by the amendment. In case of a waiver of a default, that default shall cease to exist, any event of default arising from that default shall be deemed to have been cured for all purposes, and Lockheed Martin, the trustee, and the holders of the debentures will be restored to their former positions and rights under the indenture.

A holder may institute a suit against us for enforcement of such holder’s rights under the indenture, for the appointment of a receiver or trustee, or for any other remedy only if the following conditions are satisfied:

•	the holder gives the trustee written notice of a continuing event of default with respect to the debentures held by that holder,

•	holders of at least 25% of the aggregate original principal amount of the debentures make a request, in writing, and offer reasonable indemnity, to the trustee for the trustee to institute the requested proceeding,

•	the trustee does not receive direction contrary to the holders’ request from holders of a majority in original principal amount of the debentures within 60 days following such notice, request and offer of indemnity under the terms of the indenture and

•	the trustee does not institute the requested proceeding within 60 days following such notice.

The indenture requires us every year to deliver to the trustee a statement as to any defaults under the indenture.

A default in the payment of the debentures, or a default with respect to the debentures that causes them to be accelerated, may give rise to a cross-default under our credit facilities or other indebtedness.

Satisfaction and Discharge of the Indenture

The indenture generally ceases to be of any further effect with respect to the debentures, if:

•	we have delivered to the trustee for cancellation all outstanding debentures (with certain limited exceptions) or

•

all debentures not previously delivered to the trustee for cancellation have become due and payable, whether at stated maturity or any redemption date or any purchase date (including upon the occurrence of a Fundamental Change), or upon conversion or otherwise, and we have deposited with the trustee as trust funds the entire amount (including our common stock, as applicable) sufficient to pay all of the outstanding debentures,

•	and if, in either case, we also pay or cause to be paid all other sums payable under the indenture by us.

Legal Defeasance and Covenant Defeasance

The debentures are not subject to any defeasance provisions under the indenture.

Modification and Waiver

We may enter into supplemental indentures for the purpose of modifying or amending the indenture with the consent of holders of at least a majority in aggregate original principal amount of the debentures. However, the consent of the holder of each debenture affected by such change is required for any of the following:

•	to reduce the percentage in original principal amount of debentures whose holders must consent to an amendment,

•	to reduce the rate of or extend the time for payment of interest on any debenture or reduce the amount of any interest payment to be made with respect to any debenture; to alter the manner of calculation or rate of contingent interest or additional interest or extend the time for payment of any such amount; or to alter the manner or rate of accretion of principal,

•	to reduce the original principal amount or accreted principal amount of or change the stated maturity of principal of, or any installment of principal of or interest on, any debenture,

•	to reduce the redemption price or purchase price (including upon the occurrence of a Fundamental Change) or change the time at which any debenture may or shall be redeemed or purchased,

•	to make any debenture payable in a different currency,

•	to make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent,

•	to change any place of payment where the debentures or interest thereon is payable,

•	to make any change that adversely affects the right to convert the debentures or reduces the amount payable upon conversion,

•	to impair the right to bring a lawsuit for the enforcement of any payment on or after the stated maturity of any debenture (or in the case of redemption or purchase, on or after the date fixed for redemption or purchase) or

•	to modify any of the above provisions of the indenture, except to increase the percentage in original principal amount of debentures whose holders must consent to an amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debenture affected by the modification or waiver.

In addition, we and the trustee with respect to the indenture may enter into supplemental indentures without the consent of the holders of the debentures for one or more of the following purposes:

•	to evidence that another person has become our successor under the provisions of the indenture relating to consolidations, mergers and sales of assets and that the successor assumes our covenants, agreements and obligations in the indenture and in the debentures,

•	to surrender any of our rights or powers under the indenture, to add to our covenants further covenants, restrictions, conditions or provisions for the protection of the holders of the debentures, and to make a default in any of these additional covenants, restrictions, conditions or provisions a default or an event of default under the indenture,

•	to cure any ambiguity or to make corrections to the indenture or to make such other provisions in regard to matters or questions arising under the indenture that do not materially adversely affect the interests of any holders of debentures (excluding any change for which the consent of the holder on each debenture affected by such change is required, as described above),

•	to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect,

•	to add guarantees with respect to the debentures or to secure the debentures,

•	to make any change (excluding any change for which the consent of the holder of each debenture affected by such change is required, as described above) that does not materially adversely affect the rights of any holder of debentures and

•	to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the debentures.

Book-Entry System

The debentures are represented by one or more global securities. Each global security has been deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except under circumstances described below, the debentures are not issued in definitive form.

Upon the issuance of a global security, DTC credits on its book-entry registration and transfer system the accounts of persons designated by the initial purchasers with the respective original principal amounts of the debentures represented by the global security. Ownership of beneficial interests in a global security is limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in a global security is shown on, and the transfer of that ownership is effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, is considered the sole owner or holder of the debentures represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security are not entitled to have debentures represented by that global security registered in their names, do not receive or be entitled to receive physical delivery of debentures in definitive form and are not considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee are made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent or the security registrar for the debentures have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

Unless and until they are exchanged in whole or in part for debentures in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Exchange Act or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the global securities relating to the debentures. In addition, we may at any time and in our sole discretion determine not to have the debentures or portions of the debentures represented by one or more global securities and, in that event, we will notify the trustee and issue individual debentures in exchange for the global security or securities representing the debentures. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

The Trustee

The Bank of New York is the initial trustee, conversion agent, paying agent, transfer agent and registrar with respect to the debentures. The Bank of New York performs certain other services for, and transacts other banking business with, us and certain of our subsidiaries in the normal course of business. The Bank of New York is also a participating lender under our current multiyear credit facility.

Governing Law

The indenture and the debentures are governed by, and construed in accordance with, the laws of the State of New York.

REGISTRATION RIGHTS

We entered into a registration rights agreement with the initial purchasers of the debentures pursuant to which we have, at our expense, for the benefit of the holders, filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resale of the debentures and the shares of our common stock issuable upon conversion of the debentures. Our obligation to keep the shelf registration statement effective terminates upon the earlier of (i) the sale pursuant to Rule 144 under the Securities Act or the shelf registration statement of all the securities registered thereunder, and (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to permitted exceptions.

We may suspend the use of this prospectus during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of this prospectus may not, however, exceed a total of 90 days in any 12-month period.

Additional interest accrues on any debentures if the shelf registration statement, of which this prospectus is a part, ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, of which this prospectus is a part, for more than 90 days, whether or not consecutive, during any 12-month period. In either event, additional interest accrues at a rate of 0.25% per annum to and including the 90th day after the registration default and 0.50% per annum from and after the 91st day after the registration default until the earlier of the following:

•	the time the shelf registration statement again becomes effective or the holders of registrable securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate or

•	until the earlier of (i) the date all registrable securities have been sold pursuant to the shelf registration statement or Rule 144 under the Securities Act, or any successor provision and (ii) the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act, or any successor provision.

A holder who to sells any registrable securities pursuant to this prospectus:

•	is required to be named as a selling securityholder in this prospectus or a related prospectus supplement,

•	is required to deliver a prospectus to purchasers,

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales and

•	is bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

We agreed in the registration rights agreement to use our reasonable best efforts to cause the shares of common stock issuable upon conversion of the debentures to be listed on the New York Stock Exchange. However, if the common stock is not then listed on the New York Stock Exchange, we will use our reasonable best efforts to cause the shares of common stock issuable upon conversion of the debentures to be quoted or listed on whichever market or exchange the common stock is then primarily traded, upon effectiveness of the shelf registration statement.

This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which was filed as an exhibit to the shelf registration statement of which this prospectus is a part.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, and certain provisions of our Charter and Bylaws and Maryland law is a summary only and is subject to the complete text of our Charter and Bylaws, which we have previously filed with the SEC, and the text of the Maryland General Corporation Law. You should read our Charter and Bylaws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. You may request copies of these documents by writing or telephoning us at our address and telephone number shown under the caption “Where You Can Find More Information.”

Authorized Capital Stock

Under our Charter, the total number of shares of all classes of stock that we have authority to issue is 1,570,000,000 shares, of which 1,500,000,000 are shares of common stock, par value $1.00 per share, 20,000,000 are shares of series A preferred stock, par value $1.00 per share, and 50,000,000 are shares of series preferred stock, par value $1.00 per share. The authorized but unissued shares of stock could be issued at such times and under such circumstances as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation and also could be used by the board to make a change in control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management.

Common Stock

The holders of our common stock have no preferences, conversion or exchange rights. Holders of our common stock are entitled to receive such dividends as may from time to time be declared by our board of directors and to share ratably in the assets of Lockheed Martin legally available for distribution to holders of common stock in the event of our liquidation, dissolution or winding-up. If in the future shares of any series of our preferred stock are outstanding, depending on the terms of these shares we may not be able to pay any dividend or make any distribution of assets on shares of our common stock until cumulative dividends on the preferred stock then outstanding with dividend or distribution rights senior to our common stock have been paid.

The holders of our common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any outstanding shares of any series of our preferred stock, the holders of our common stock possess all voting power. Under our Charter, matters submitted to our stockholders for a vote generally require the affirmative approval of a majority of the outstanding shares of common stock. Except in certain instances (further described under the caption “—Maryland Anti-Takeover Provisions and Certain Anti-Takeover Effects of our Charter and Bylaws—Effect of Certain Provisions of our Charter and Bylaws—Cumulative Voting for Directors”), our Charter does not provide for cumulative voting for the election of directors, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.

The principal transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

Preferred Stock

Our Charter includes extensive provisions governing the rights and preferences of holders of shares of our series A preferred stock. These shares originally were issued to the holders of shares of series A preferred stock of Martin Marietta Corporation in connection with the merger of Martin Marietta Corporation and Lockheed Corporation in March 1995, and subsequently were repurchased by us. While no shares of our series A preferred stock are currently issued and outstanding and our board of directors has no present intent to issue shares of series A preferred stock, in the event such shares were issued, the rights of holders of our common stock could be adversely affected. For an explanation of the rights of holders of series A preferred stock, you may request a copy of our Charter by contacting us as provided under the caption “Where You Can Find More Information.”

In addition to the series A preferred stock, our board of directors has the authority under Maryland law and our Charter, without stockholder approval, to issue shares of preferred stock in one or more series or classes and to fix for each such series or class the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption. The board could authorize the issuance of shares of preferred stock with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of shares of common stock might believe to be in their best interests or in which such holders might receive a premium for their shares of stock over the then market price of such shares.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions, financing transactions and for other corporate purposes, could adversely affect the voting power of holders of our common stock. It also could affect the likelihood that holders of our common stock will receive dividend payments or payments upon liquidation.

As of the date hereof, no shares of series A preferred stock or any other series of preferred stock are outstanding and our board has no present intent to issue any shares of series A preferred stock or any other series of preferred stock.

Preemptive Rights

No holder of any shares of any class of stock of Lockheed Martin has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

Amendment of our Bylaws

Under Maryland law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders except to the extent the charter or bylaws vest the power in the board of directors. Our Charter grants our board of directors the power to make and adopt, or to amend, rescind, alter or repeal, any of our Bylaws at any regular or special meeting of the board or by unanimous written consent and our Bylaws grant our board the exclusive power to take such actions.

Limitation of Liability of Officers and Directors; Indemnification

Our Charter provides that to the maximum extent Maryland law in effect from time to time permits limitation of liability of directors and officers, none of our directors or officers shall be liable to Lockheed Martin or its stockholders for money damages.

Our Bylaws require us to indemnify our directors, officers and employees to the fullest extent permitted from time to time by applicable law. Such indemnification shall be against all liability and loss suffered and expenses actually and reasonably incurred by the indemnified party in connection with a proceeding, provided the indemnified party satisfied the standards of care set forth in the Maryland General Corporation Law and provided, further, that we are not required to indemnify a person in connection with an action, suit or proceeding initiated by such person unless the action, suit or proceeding was authorized by our board of directors. Maryland law permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses (including attorneys’ fees) actually incurred in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, indemnification for expenses is mandatory if the indemnified party has been successful on the merits or otherwise in the defense of any proceeding unless such indemnification is not otherwise permitted as provided in the preceding sentence. In addition to the foregoing, a court of competent jurisdiction, under certain circumstances, may order indemnification of expenses if it determines that the indemnified party is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. A director, officer or employee may not be indemnified if the proceeding was an action by or in the right of the corporation and the indemnified party was adjudged to be liable to the company, or the proceeding involved a determination that the indemnified party received an improper personal benefit.

Maryland law allows and our Bylaws require us to pay or reimburse reasonable expenses in advance of a final disposition of a proceeding for which indemnification may be sought if the individual seeking indemnification affirms in writing their good faith belief they satisfied the applicable standard of conduct and undertakes in writing to repay any such advances if it is ultimately determined that the standard of conduct was not satisfied.

Maryland Anti-Takeover Provisions and Certain Anti-Takeover Effects of our Charter and Bylaws

Business Combinations

Under the Maryland General Corporation Law, some business combinations, including a merger, consolidation, share exchange or, in some circumstances, an asset transfer or issuance or reclassification of equity securities, are prohibited for a period of time and require an extraordinary vote. These transactions include those between a Maryland corporation and the following persons (a “Specified Person”):

•	an interested stockholder, which is defined as any person (other than a subsidiary) who beneficially owns 10% or more of the corporation’s voting stock, or who is an affiliate or an associate of the corporation who, at any time within a two-year period prior to the transaction, was the beneficial owner of 10% or more of the voting power of the corporation’s voting stock or

•	an affiliate of an interested stockholder.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors of a Maryland corporation also may exempt a person from these business combination restrictions prior to the time the person becomes a Specified Person and may provide that its exemption is subject to compliance with any terms and conditions determined by the board of directors. Transactions between a corporation and a Specified Person are prohibited for five years after the most recent date on which such stockholder becomes a Specified Person. After five years, any business combination must be recommended by the board of directors of the corporation and approved by at least 80% of the votes entitled to be cast by holders of voting stock of the corporation and two-thirds of the votes entitled to be cast by holders of shares other than voting stock held by the Specified Person with whom the business combination is to be effected, unless the corporation’s stockholders receive a minimum price as defined by Maryland law and other conditions under Maryland law are satisfied.

A Maryland corporation may elect not to be governed by these provisions by having its board of directors exempt various Specified Persons, by including a provision in its charter expressly electing not to be governed by the applicable provision of Maryland law or by amending its existing charter with the approval of at least 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and two-thirds of the votes entitled to be cast by holders of shares other than those held by any Specified Person. Our Charter does not include any provision opting out of these business combination provisions.

In addition to the provisions of the Maryland General Corporation Law governing business combinations, our Charter includes a separate provision requiring that any business combination involving a Related Person (as defined in our Charter) must be approved by at least (i) 80% of the outstanding shares of voting stock and (ii) 67% of the outstanding shares of voting stock not owned by the Related Person. This provision does not apply to a business combination approved by a two-thirds vote of the directors in office prior to the time a Related Person becomes a Related Person (and certain other directors designated from time to time as “Continuing Directors”) or if the consideration received by the stockholders other than the Related Person is not less than the highest price per share paid by the Related Person, and a proxy statement complying with the regulations of the Exchange Act shall have been sent to all stockholders in connection with the transaction. Under our Charter, this provision may be amended only by the same two supermajority votes required for approval of a business combination (unless such amendment is recommended by two-thirds of the Continuing Directors). Our Charter’s definition of Related Person includes the following persons: any individual, corporation, partnership or other person or entity which beneficially owns 10% or more of the outstanding shares of any class of the corporation’s voting stock and any affiliate or associate of such person.

Control Share Acquisitions

The Maryland General Corporation Law also prevents, subject to exceptions, an acquiror who acquires sufficient shares to exercise specified percentages of voting power of a corporation from having any voting rights except to the extent approved by two-thirds of the votes entitled to be cast on the matter not including shares of stock owned by the acquiring person, any directors who are employees of the corporation and any officers of the corporation. These provisions are referred to as the control share acquisition statute.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted prior to the acquisition by a provision contained in the corporation’s charter or bylaws. Our Bylaws include a provision exempting Lockheed Martin from the restrictions of the control share acquisition statute, but this provision could be amended or rescinded either before or after a person acquired control shares. As a result, the control share acquisition statute could discourage offers to acquire Lockheed Martin stock and could increase the difficulty of completing an offer.

Board of Directors

The Maryland General Corporation Law provides that a Maryland corporation which is subject to the Exchange Act and has at least three outside directors (who are not affiliated with an acquirer of the company) under certain circumstances may elect by resolution of the board of directors or by amendment of its charter or bylaws to be subject to statutory corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under these provisions, a board of directors may divide itself into three separate classes without the vote of stockholders such that only one-third of the directors are elected each year. A board of directors classified in this manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing to be covered by the applicable statutory provisions and notwithstanding the corporation’s charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting,

•	reserve for itself the right to fix the number of directors,

•	provide that a director may be removed only by the vote of at least two-thirds of the votes entitled to be cast generally in the election of directors and

•	retain for itself sole authority to fill vacancies created by an increase in the size of the board or the death, removal or resignation of a director.

In addition, a director elected to fill a vacancy under these provisions serves for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. Although a corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute, we have not adopted such a prohibition. If our board chose to implement these provisions, it could discourage offers to acquire Lockheed Martin stock and could increase the difficulty of completing an offer to acquire our stock.

Effect of Certain Provisions of our Charter and Bylaws

In addition to the Charter and Bylaws provisions discussed above, certain other provisions of our Charter and Bylaws may have the effect of impeding the acquisition of control of Lockheed Martin by means of a tender offer, proxy fight, open market purchases or otherwise in a transaction not approved by our board of directors. These provisions of our Charter and Bylaws are intended to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt which does not provide that all of our outstanding shares will be acquired or which our board believes is otherwise unfair to our stockholders. These provisions, however, also could have the effect of delaying, deterring or preventing a change in control of Lockheed Martin.

Removal of Directors. Our Charter provides that a director may be removed by the stockholders only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors. This provision precludes stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees except upon a substantial affirmative vote. This provision may be amended or repealed only by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors.

Prohibition on Repurchase of Stock at a Premium; Transactions with Interested Stockholders. Our Charter contains provisions requiring that the following transactions with an Interested Stockholder (as defined in our Charter, including any person who is the beneficial owner of 5% or more of outstanding shares of voting stock) first be approved by the affirmative vote of holders of a majority of outstanding shares of voting stock not owned by the Interested Stockholder:

•	any purchase by Lockheed Martin of shares of voting stock from an Interested Stockholder where the shares were beneficially owned for less than two years, other than pursuant to an offer to holders of all the outstanding shares of the same class, at a price in excess of the market price of the stock,

•	any merger or consolidation of Lockheed Martin (or any of our subsidiaries) with an Interested Stockholder or an affiliate of an Interested Stockholder,

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to an Interested Stockholder or an affiliate of an Interested Stockholder of assets of Lockheed Martin (or any of our subsidiaries) having an aggregate fair market value of $10,000,000 or more,

•	the issuance or transfer by Lockheed Martin (or any of our subsidiaries) of any capital stock of Lockheed Martin (or any subsidiary) having an aggregate fair market value of $10,000,000 or more to an Interested Stockholder or an affiliate of an Interested Stockholder,

•	the adoption of any plan for the liquidation or dissolution of Lockheed Martin proposed by or on behalf of an Interested Stockholder or an affiliate of an Interested Stockholder or

•	any reclassification of securities or other transaction with the effect of increasing the proportionate share of outstanding equity or convertible securities of Lockheed Martin (or any of our subsidiaries) owned by an Interested Stockholder or an affiliate of an Interested Stockholder.

Under our Charter, these provisions are subject to certain exceptions, but may be amended or repealed only by the affirmative vote of at least 80% of the votes entitled to be cast by the holders of outstanding shares of voting stock.

Cumulative Voting for Directors. Our Charter provides that if any person (other than Lockheed Martin, any of our subsidiaries and certain employee benefit plans) beneficially owns voting stock representing 40% or more of the votes entitled to be cast by all the holders of outstanding shares of voting stock, (i) the directors of Lockheed Martin will be elected by cumulative voting and (ii) one or more candidates may be nominated by certain disinterested directors or by any beneficial owner of voting stock having an aggregate market value of $250,000 or more. Under our Charter, this provision may be amended or repealed only by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding shares of voting stock.

Stockholder Meetings; Advance Notice of Director Nominations and New Business. Our Bylaws provide that with respect to annual meetings of stockholders, (i) nominations of individuals for election to our board of directors and (ii) the proposal of business to be considered by stockholders may be made only:

•	pursuant to Lockheed Martin’s notice of the meeting,

•	by or at the direction of our board of directors or

•	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our Bylaws.

Special meetings of stockholders may be called only by the chairman of the board, the chief executive officer, the board of directors, the executive committee of the board or the secretary of Lockheed Martin (upon the written request of the holders of a majority of the shares entitled to vote). At a special meeting of stockholders, the only business that may be conducted is the business specified in Lockheed Martin’s notice of meeting. With respect to nominations of persons for election to our board of directors, nominations may be made at a special meeting of stockholders only:

•	pursuant to Lockheed Martin’s notice of meeting,

•	by or at the direction of our board of directors or

•	if our board of directors has determined that directors will be elected at the special meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our Bylaws.

These procedures may limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures, and where noted, our common stock, as of the date of this prospectus. This summary applies only to a holder who holds the debentures or common stock as a capital asset. This summary does not discuss any state, local or foreign tax consequences, nor does it deal with holders who may be subject to special treatment for U.S. federal income tax purposes. For example, this summary does not address:

•	tax consequences to holders who are dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies,

•	tax consequences to persons holding the debentures as part of a hedging, integrated, constructive sale or conversion transaction, or a straddle,

•	tax consequences to holders of the debentures whose “functional currency” is not the U.S. dollar or

•	alternative minimum tax consequences, if any.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax considerations different from those discussed below.

If a partnership holds the debentures, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the debentures, you should consult your own tax advisor.

No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax considerations discussed below. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

If you are considering purchasing the debentures, you should consult your own tax advisor concerning the U.S. federal income and estate tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Classification of the Debentures

Under the indenture governing the debentures, we have agreed, and, by acceptance of a beneficial interest in a debenture, each holder of a debenture will be deemed to have agreed, to treat the debentures as indebtedness for U.S. federal income tax purposes that is subject to the regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”). In addition, pursuant to the terms of the indenture, we have agreed and each holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the Contingent Debt Regulations to the debentures, including our determination of the projected payment schedule (as described below) and the comparable yield, which is the rate at which interest will be deemed to accrue on the debentures for U.S. federal income tax purposes (as described below).

In Revenue Ruling 2002-31, the IRS addressed the U.S. federal income tax classification and treatment of instruments similar, although not identical, to the debentures, and concluded that the instruments addressed in that published ruling were subject to the Contingent Debt Regulations. However, the applicability of Revenue Ruling 2002-31 to any particular instruments, such as the debentures, is uncertain. No rulings have been sought from the IRS with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS will agree with the treatment described herein. Any differing treatment could significantly affect the amount, timing and character of income, gain or loss recognized in respect of an investment in the debentures. In particular, a holder might be required to accrue interest income at a different rate, might not recognize income, gain or loss upon conversion of the debentures into common stock and might recognize capital gain or loss upon a taxable disposition of its debentures. Holders should consult their own tax advisors concerning the tax consequences to them of investing in the debentures.

The remainder of this discussion assumes that the debentures will be treated as indebtedness subject to the Contingent Debt Regulations and does not address any possible differing treatments of the debentures.

U.S. Holders

The following discussion is a summary of certain U.S. federal income tax considerations that will apply to you if you are a U.S. holder of debentures or shares of our common stock.

For purposes of this discussion, a U.S. holder is a beneficial owner of a debenture or common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Accrual of Interest

Under the Contingent Debt Regulations, actual cash payments on the debentures, including payments of contingent interest, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of these Contingent Debt Regulations will be to:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the debentures,

•	require you to accrue interest income at the comparable yield (as described below), which is likely to be substantially in excess of interest payments actually received by you and

•	generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, conversion, redemption or repurchase of the debentures.

You will be required to accrue an amount of interest income for U.S. federal income tax purposes for each accrual period prior to and including the maturity date of the debentures that equals:

•	the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the debentures, adjusted for the length of the accrual period,

•	divided by the number of days in the accrual period and

•	multiplied by the number of days during the accrual period that you held the debentures.

The issue price of each debenture is the first price at which a substantial amount of the debentures was sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals (as described below), and decreased by the amount of any projected payments previously made with respect to the debentures.

Under the Contingent Debt Regulations, you will be required to include interest in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the debentures. The comparable yield of the debentures is determined based on the rate, as of the initial issue date, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions otherwise similar to the debentures. Accordingly, at the time the debentures were issued we determined the comparable yield to be an annual rate of 6.52%, compounded quarterly.

Solely for purposes of determining the amount of interest income that you will be required to accrue, at the time the debentures were issued we were required to construct a “projected payment schedule” that estimates the amount and timing of interest payments and payments upon maturity on the debentures (taking into account the fair market value of the common stock that might be paid upon a conversion of the debentures). You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth in “Where You Can Find More Information.” For U.S. federal income tax purposes, you generally must use the comparable yield and the schedule of projected payments in determining your interest accruals, and the adjustments thereto described below, in respect of the debentures.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your interest accruals and adjustments thereof in respect of the debentures and do not constitute a projection or representation regarding the actual amount of the payments on a debenture.

Adjustments to Interest Accruals on the Debentures

If the actual payments made on the debentures differ from the projected payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the debentures for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a “positive adjustment” equal to the amount of such excess. The positive adjustment will be treated as additional interest income for that taxable year. For these purposes, the payments in a taxable year include the fair market value of property received in that year. If, during any taxable year, you receive actual payments with respect to the debentures that in the aggregate are less than the total amount of the corresponding projected payments for that taxable year, you will incur a “negative adjustment” equal to the amount of such deficit. A negative adjustment will be treated as follows:

•	first, it will reduce the amount of interest that you would otherwise be required to include in your income with respect to the debentures in the taxable year,

•	second, to the extent of any excess, it will be treated as ordinary loss in an amount not to exceed the excess of (A) the amount of your total prior interest inclusions with respect to the debentures over (B) the total amount of net negative adjustments treated as ordinary loss on the debentures in prior taxable years and

•	third, to the extent any portion of the negative adjustment remains, it will be carried forward and treated as a negative adjustment in the succeeding taxable year.

Net negative adjustments are not subject to the two-percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

If you purchase a debenture from an existing holder at a discount or a premium to the adjusted issue price of the debenture, the rules for accrual of premium or discount will generally not apply. Instead, the discount (if any)

will be treated as a positive adjustment and the premium (if any) will be treated as a negative adjustment. You must reasonably allocate the positive or negative adjustment to accruals of interest income or projected payments over the remaining term of the debenture. Holders should consult their own tax advisors regarding those allocations.

Sale, Exchange, Conversion, Redemption or Repurchase

Upon the sale, exchange, conversion, redemption or repurchase of a debenture, you will recognize gain or loss equal to the difference between your amount realized (including the amount of cash and the fair market value of our common stock received, if any) and your adjusted tax basis in the debentures. Any gain you recognize generally will be treated as ordinary interest income. Any loss you recognize will be treated as ordinary loss to the extent of your prior net interest inclusions with respect to the debentures. Any loss in excess of that amount will be treated as capital loss, which will be long-term capital loss if you held the debentures for more than one year. The deductibility of capital losses is subject to limitations.

Special rules apply in determining the tax basis of a debenture. Your basis in a debenture is generally increased by interest you previously accrued on the debentures (before taking into account any adjustments) and reduced by the amount of any projected payments previously made on the debentures. Your basis also will be increased by the amount of any dividend you are deemed to receive as a result of an adjustment to the conversion rate on the debentures. See “Constructive Distributions” below.

Your tax basis in common stock received upon conversion of a debenture will equal the then current fair market value of that common stock. Your holding period for the common stock received will commence on the day after the date of conversion.

Constructive Distributions

The conversion price of the debentures will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

Distributions on Common Stock

In general, distributions with respect to our common stock received upon the conversion of a debenture will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder’s basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. holder will qualify through 2008 for taxation at reduced rates if the holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock

A U.S. holder will recognize capital gain or loss on the sale or other disposition of common stock received upon the conversion of a debenture equal to the difference between the amount realized and the holder’s tax basis in the common stock. Capital gain of a non-corporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of debentures or shares of common stock. The term “non-U.S. holder” means a beneficial owner of a debenture or share of common stock that is not a United States person for U.S. federal income tax purposes.

Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments with Respect to the Debentures

Subject to the discussion below under “—Constructive Dividends,” if you are a non-U.S. holder, all payments made to you on the debentures, and any gain realized on a sale, exchange, conversion, redemption or repurchase of the debentures, will be exempt from the 30% U.S. federal withholding tax, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote,

•	you are not a controlled foreign corporation that is related to us through stock ownership,

•	you are not a bank whose receipt of interest on a debenture is described in Section 881(c)(3)(A) of the Code,

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your debentures through certain foreign intermediaries and you satisfy the certification requirements of applicable Treasury regulations. Special certification rules apply to holders that are pass-through entities and

•	in the case of a sale, exchange, conversion, redemption or repurchase of the debentures,

•	we are not, and have not been within the shorter of the five-year period preceding such sale, exchange, conversion, redemption or repurchase and the period during which the non-U.S. holder held the notes, a “U.S. real property holding corporation” and

•	if you are an individual non-U.S. holder, you are present in the United States for less than 183 days in the taxable year of disposition (or are present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are not met).

We believe that we are not, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debentures is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States and interest on a debenture is effectively connected with the conduct of that trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax (but not the 30% withholding tax if you provide a Form W-8ECI as described above) on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Payments on Common Stock

Any dividends paid to a non-U.S. holder with respect to the shares of common stock will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Constructive Dividends

Under certain circumstances, a non-U.S. holder may be deemed to have received a constructive dividend, see “U.S. Holders—Constructive Distributions” above, subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. It is possible that U.S. federal tax on the constructive dividend would be withheld from interest paid to the non-U.S. holder of the debentures. A non-U.S. holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Sale, Exchange or Redemption of Shares of Common Stock

Any gain that a non-U.S. holder realizes upon the sale, exchange, redemption or other disposition of a share of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment,

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder who realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. A non-U.S.

holder that is a foreign corporation and that realizes gain described in the first bullet point above will be subject to tax on the gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a “branch profits tax” at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

We believe that we are not, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

If you are a non-U.S. holder, the U.S. federal estate tax will not apply to debentures owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the U.S. Treasury regulations) and (2) interest on the debentures would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, shares of our common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a U.S. holder of debentures or common stock, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a debenture or share of common stock made to you, unless you are an exempt recipient such as a corporation. In addition, backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number, or a certification of exempt status, or if you fail to report in full interest and dividend income.

In general, if you are a non-U.S. holder you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the certification described above under “Non-U.S. Holders—Payments With Respect to the Debentures.”

In addition, if you are a non-U.S. holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above under “Non-U.S. Holders—Payments With Respect to the Debentures” and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

We originally issued the debentures on August 13, 2003. The debentures were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, donees or their successors, may offer and sell the debentures and the underlying common stock pursuant to this prospectus.

The following table sets forth information about the principal amount of debentures and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus based on information provided to us by securityholders prior to the date of this prospectus.

Name	Principal Amount of Debentures Beneficially Owned and Offered	Shares of Common Stock Beneficially Owned Upon Conversion of Debentures (1)	Common Stock Offered Upon Conversion of Debentures (1)	Debentures Owned After Completion of Offering (2)	Common Stock Owned After Completion of Offering (2)
AG Domestic Convertibles, L.P.	3,875,000	51,663	51,663	—	—
AG Offshore Convertibles, LTD	6,125,000	81,662	81,662	—	—
AM Investment D Fund (QP) LP	1,650,000	21,998	21,998	—	—
AM Investment E Fund LTD	9,450,000	125,993	125,993	—	—
American Investors Life Insurance Co.	900,000	11,999	11,999	—	—
AmerUS Life Insurance Co.	2,000,000	26,665	26,665	—	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	1,520,000	20,265	20,265	—	—
Argent Classic Convertible Arbitrage Fund L.P.	860,000	11,466	11,466	—	—
Argent Classic Convertible Arbitrage Fund II, L.P.	500,000	6,666	6,666	—	—
Argent LowLev Convertible Arbitrage Fund, LLC	3,641,000	140,125	140,125	—	—
Argent LowLev Convertible Arbitrage Fund Ltd.	10,510,000	48,543	48,543	—	—
Argent LowLev Convertible Arbitrage Fund II, LLC	559,000	7,452	7,452	—	—
Banc of America Securities LLC	1,800,000	23,998	23,998	—	—
Bankers Life Insurance Company of New York	100,000	1,333	1,333	—	—
Bear Stearns & Co. Inc.	13,750,000	183,323	183,323	—	—
Bear Stearns International Limited (BSIL)	20,000,000	266,652	266,652	—	—
BNP Paribas Arbitrage	19,000,000	253,319	253,319	—	—
CC Convertible Arbitrage Ltd	2,500,000	33,331	33,331
Century Park Trust	2,500,000	33,331	33,331	—	—
CFFX, LLC	1,500,000	19,998	19,998	—	—
Cheyne Fund LP	837,000	11,159	11,159	—	—
Cheyne Leveraged Fund LP	518,000	6,906	6,906	—	—
CIP Limited Duration Company	94,000	1,253	1,253	—	—
Citigroup Global Markets	13,355,000	178,056	178,056	—	—
Class C Trading Company Ltd.	2,400,000	31,998	31,998	—	—
CNH CA Master Account, L.P.	2,500,000	33,331	33,331	—	—
The Coast Fund, LP	3,500,000	46,664	46,664	—	—
Credit Lyonnais Securities, Inc.	39,000,000	519,971	519,971	—	—
Credit Industriel d’Alsace et de Lorraine	15,000,000	199,989	199,989	—	—
Credit Suisse First Boston LLC	4,000,000	53,330	53,330	—	—

Name	Principal Amount of Debentures Beneficially Owned and Offered	Shares of Common Stock Beneficially Owned Upon Conversion of Debentures (1)	Common Stock Offered Upon Conversion of Debentures (1)	Debentures Owned After Completion of Offering (2)	Common Stock Owned After Completion of Offering (2)
Credit Suisse First Boston Europe Limited	5,000,000	66,663	66,663	—	—
Credit Suisse First Boston International	10,000,000	133,326	133,326	—	—
CS Alternative Strategy Limited	51,000	679	679	—	—
D E Shaw Investment Group, L.P.	5,000,000	66,663	66,663	—	—
D E Shaw Valence Portfolios, L.P.	20,000,000	266,652	266,652	—	—
Deephaven Domestic Convertible Trading LTD	22,140,000	253,319	253,319	—	—
Deutsche Bank AG London	19,000,000	295,183	295,183	—	—
DKR SoundShore Oasis Holding Fund Ltd.	5,000,000	66,663	66,663	—	—
DKR SoundShore Strategic Holding Fund Ltd.	5,000,000	66,663	66,663	—	—
Dodeca Fund, L.P.	2,450,000	32,664	32,664	—	—
Exis Differential Holdings Ltd.	2,000,000	26,665	26,665	—	—
FrontPoint Convertible Arbitrage Fund, L.P.	2,500,000	33,331	33,331	—	—
Gaia Offshore Master Fund LTD	7,700,000	102,661	102,661	—	—
Geode US Convertible Arbitrage Fund, a series of Geode Investors, LLC	4,000,000	53,330	53,330	—	—
Global Bermuda Limited Partnership	3,000,000	39,997	39,997	—	—
Goldman Sachs & Co.	5,160,000	383,099	68,796	—	314,303
Goldman Sachs International	10,000,000	133,326	133,326	—	—
HBK Master Fund L.P.	5,000,000	111,763	66,663	—	45,100
HFR CA Global Select Master Trust Account	500,000	6,666	6,666	—	—
Highbridge International LLC	25,000,000	333,315	333,315	—	—
IL Annuity and Insurance Co.	3,500,000	46,664	46,664	—	—
Inflective Convertible Opportunity Fund I, L.P.	50,000	666	666	—	—
JP Morgan Securities Inc	16,500,000	219,987	219,987	—	—
KBC Financial Products (Cayman Islands) LTD	30,000,000	399,978	399,978	—	—
KBC Financial Products USA Inc	2,500,000	33,331	33,331	—	—
Lakeshore International Limited	12,000,000	159,991	159,991	—	—
LDG Limited	500,000	6,666	6,666	—	—
Lehman Brothers Inc.	10,500,000	139,992	139,992	—	—
Lighthouse Multi-Strategy Master Fund LP	500,000	6,666	6,666	—	—
Lyxor/AM Investment Fund Ltd.	2,550,000	33,998	33,998	—	—
Lyxor/Gaia II Fund Ltd.	1,900,000	25,331	25,331	—	—
Lyxor Master Fund	1,300,000	17,332	17,332	—	—
Merrill Lynch Pierce Fenner & Smith Inc.	20,000,000	266,652	266,652	—	—
Morgan Stanley & Co. Incorporated	250,000	3,333	3,333	—	—
Nisswa Master Fund Ltd.	4,000,000	53,330	53,330	—	—
Nomura Securities Intl. Inc.	40,000,000	533,304	533,304	—	—
Oak Hill Contingent Capital Fund Ltd.	8,500,000	113,327	113,327	—	—
Pacific Life Insurance Company	1,000,000	13,332	13,332	—	—

Name	Principal Amount of Debentures Beneficially Owned and Offered	Shares of Common Stock Beneficially Owned Upon Conversion of Debentures (1)	Common Stock Offered Upon Conversion of Debentures (1)	Debentures Owned After Completion of Offering (2)	Common Stock Owned After Completion of Offering (2)
Plexus Fund Ltd.	10,000,000	133,326	133,326	—	—
Polygon Global Opportunities Master Fund	25,000,000	333,315	333,315	—	—
President & Fellows of Harvard College	26,000,000	346,647	346,647	—	—
Quest Global Convertible Master Fund, Ltd.	2,000,000	26,665	26,665	—	—
R2 Investments, LDC	1,350,000	17,999	17,999	—	—
RAM Trading Ltd.	4,000,000	53,330	53,330	—	—
S.A.C. Capital Associates, LLC	3,500,000	46,664	46,664	—	—
Satellite Asset Management, LP	70,000,000	933,282	933,282	—	—
Satellite Convertible Arbitrage Master Fund, LLC	28,750,000	383,312	383,312	—	—
Siemens Convertible Global Markets	1,500,000	19,998	19,998	—	—
Silver Convertible Arbitrage Fund, LDC	2,500,000	33,331	33,331	—	—
Sphinx Convertible Arbitrage Fund SPC	360,000	4,799	4,799	—	—
St. Albans Partners LTD.	25,000,000	333,315	333,315	—	—
Swiss Re Financial Products Corporation	7,500,000	99,994	99,994	—	—
Tredia Performance Fund Ltd.	200,000	2,666	2,666	—	—
Triborough Partners International LTD	3,500,000	46,664	46,664	—	—
Triborough Partners LLC	1,500,000	19,998	19,998	—	—
UBS AG Convertibles Stamford	80,000,000	1,066,608	1,066,608	—	—
UBS AG London	25,000,000	333,315	333,315	—	—
UBS Oconnor LLC F/B/O Oconnor Global Convertible Arbitrage Master Limited	10,000,000	133,326	133,326	—	—
UBS Securities LLC	10,250,000	136,659	136,659	—	—
Wachovia Bank National Association	10,000,000	133,326	133,326	—	—
White River Securities L.L.C.	13,750,000	183,323	183,323	—	—
Windmill Master Fund, LP	10,000,000	133,326	133,326	—	—
Xavex Convertible Arbitrage 2 Fund	800,000	10,666	10,666	—	—
Xavex Convertible Arbitrage 10 Fund	160,000	2,133	2,133	—	—
Yield Strategies Fund I, L.P.	8,000,000	106,660	106,660	—	—
Yield Strategies Fund II, L.P.	7,000,000	93,328	93,328	—	—
Other (3)(4)	114,385,000	1,525,049	1,525,049	—	—

(1)	Assumes conversion of all of the holder’s debentures at the initial conversion rate of 13.3326 shares per debenture. The initial conversion rate is subject to adjustment as described under “Description of Debentures — Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Assumes that all of the debentures and/or all of the common stock into which the debentures are convertible are sold.

(3)	Information about other selling securityholders will be set forth in an amendment to the registration statement of which this prospectus is a part.
(4)	Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures.

We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information may be set forth in prospectus supplements and/or amendments to the registration statement of which this prospectus is a part.

Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time we cannot estimate the amount of the debentures or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

Certain of the selling securityholders and their affiliates have engaged in, and may in the future engage in, various financial advisory, commercial banking, investment banking and commercial dealings in the ordinary course of business with us and our affiliates. In connection with these dealings, those selling securityholders and their affiliates have received, and may continue to receive, customary fees and commissions for their services.

Other than the foregoing, none of the named selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the debentures and the underlying common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the debentures or underlying common stock will be the purchase price of the debentures or underlying common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of debentures or common stock to be made directly or through agents.

The debentures and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the underlying common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the debentures and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business, and at the time of its purchase of the debentures to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the debentures. As a result, any profits on the sale of the debentures and the underlying common stock by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers, other than the initial purchasers, purchased the debentures outside of the ordinary course of business or, at the time of the purchase of the debentures, had any agreements or understandings, directly or indirectly, with any person to distribute the debentures.

If the debentures and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The debentures and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions

•	on any national securities exchange or quotation service on which the debentures and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the distribution of the debentures or the underlying common stock by a selling securityholder to its partners, members or stockholders, or;

•	through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the debentures or the underlying common stock in the course of hedging their positions. The selling securityholders may also (1) sell the debentures and underlying common stock short and deliver debentures and the underlying common stock to close out short positions, or (2) loan or pledge debentures or the underlying common stock to broker-dealers that in turn may sell the debentures and the underlying common stock. In addition, from time to time, one or more of the selling securityholders may pledge or otherwise grant a security interest in some or all of the debentures or the underlying common stock owned by them to persons other than broker-dealers. The pledgees and secured parties to whom the debentures or the underlying common stock have been pledged and granted will, upon foreclosure in the event of default, be deemed to be selling securityholders. The number of a selling securityholder’s debentures or the underlying common stock offered under this prospectus by a selling securityholder will decrease as and when it takes such actions.

A short sale of the debentures or the underlying common stock by a broker-dealer, financial institution or selling securityholder would involve the sale of such debentures or underlying common stock that are not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of the debentures or the underlying common stock, a broker-dealer, financial institution or selling securityholder may purchase the debentures or our common stock on the open market to cover positions created by short sales. In determining the source of the debentures or shares of common stock to close out such short positions, the broker-dealer, financial institution or selling securityholders may consider, among other things, the price of shares of the debentures or common stock available for purchase in the open market.

At the time a particular offering of the securities is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders.

Our common stock trades on the New York Stock Exchange under the symbol “LMT”. We do not intend to apply for listing of the debentures on any securities exchange or for quotation through NASDAQ. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the debentures. See “Risk Factors–Risks related to the Debentures.”

We cannot assure you that any selling securityholder will sell any or all of the debentures or the underlying common stock with this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The debentures and the underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the debentures and underlying common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

The selling securityholders and any other person participating in the sale of debentures or the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities with respect to the particular debentures and the underlying common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.

Under the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the debentures and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

King & Spalding LLP, our outside counsel, has issued opinions about the legality of the debentures and underlying common stock offered by this prospectus.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Lockheed Martin Corporation, incorporated by reference in this registration statement on Form S-3 and related prospectus from Lockheed Martin Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated herein by reference.